Exhibit 99.1

HELIX BIOPHARMA CORP.

NOTICE AND MANAGEMENT PROXY CIRCULAR
FOR THE
DECEMBER 2010 ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD AT

Sheraton Parkway Toronto North
600 Highway 7 East
Richmond Hill, ON
Canada

Thursday, December 9, 2010
10:00 a.m. (Toronto time)

THIS MANAGEMENT PROXY CIRCULAR SOLICITS PROXIES

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting.

The Board of Directors of Helix BioPharma Corp. UNANIMOUSLY RECOMMENDS

that shareholders

VOTE FOR all matters set out in the enclosed form of proxy.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:	(905) 841-2300
Fax:	(905) 841-2244
Web: www.helixbiopharma.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, DECEMBER 9, 2010.

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Helix BioPharma Corp. (hereinafter called the “Company”) will be held on Thursday, December 9, 2010 at 10:00 a.m. at the Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, ON, Canada (the “Meeting”), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company together with the auditor’s report thereon for the financial year ended July 31, 2010.

2.	To set the number of directors for election at the Meeting at seven (7).

3.	To elect directors to hold office for the ensuing year.

4.	To appoint Auditors for the ensuing year at a remuneration to be fixed by the directors.

5.

To consider, and if thought advisable, to adopt, with or without variation, an ordinary resolution ratifying and approving the adoption of the 2010 Equity Compensation Plan described in the accompanying Information Circular under the heading “Adoption of 2010 Equity Compensation Plan”. The 2010 Equity Compensation Plan will replace the Company’s 2008 Stock Option Plan and will permit the Company to, among other things, award eligible participants equity compensation in the form of share appreciation rights (whether related or unrelated to an option), restricted share units, restricted shares, deferred share units and share awards, in addition to stock options. The full text of the proposed resolution is also set out in the accompanying Information Circular under such heading.

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

If you are a registered shareholder and are unable to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the form of proxy provided within the time limit for deposit of proxies.

If you are a non-registered shareholder please refer to the voting instructions set out in the accompanying Information Circular under “Non-Registered Holders”.

To be effective, all proxies to be used at the Meeting must be received no later than 10:00 AM (Toronto time) on Tuesday, December 7, 2010 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting, by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

DATED at Aurora, Ontario, Canada this 10th day of November, 2010.

HELIX BIOPHARMA CORP.

/s/ Donald H. Segal	/s/ Kenneth A. Cawkell
DONALD H. SEGAL	KENNETH A. CAWKELL
Chairman	Corporate Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

INFORMATION CIRCULAR FOR THE ANNUAL GENERAL AND SPECIAL
MEETING OF HELIX BIOPHARMA CORP. TO BE HELD ON
THURSDAY, DECEMBER 9, 2010

THIS MANAGEMENT PROXY CIRCULAR SOLICITS PROXIES

SOLICITATION OF PROXIES

This Management Information Circular accompanies the Notice of Annual General and Special Meeting (the ‘‘Meeting’’) of the holders (‘‘Shareholders’’) of common shares (‘‘Common Shares’’) of Helix BioPharma Corp., (‘‘Helix’’ or the ‘‘Company’’) to be held on Thursday, December 9, 2010 at 10:00 a.m. at the Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, ON, Canada and is furnished in connection with the solicitation by the management of the Company of proxies for use at the Meeting. The solicitation will be primarily by mail, telephone, email and facsimile. Proxies may also be solicited personally, by telephone, email or facsimile by regular employees or agents of the Company, or by agents of the Company hired for that purpose. Georgeson Shareholder Communications Canada Inc. will be acting as soliciting agent for the Company to solicit proxies for the Meeting, for a fee up to approximately $40,000 in the case of an uncontested meeting and up to approximately $150,000 in the case of a contested meeting. The costs of this solicitation will be borne by the Company. This Management Information Circular is dated November 10, 2010 and the information contained herein is given as of November 5, 2010 except where otherwise noted.

Registered Holders
There are two methods by which a registered holder of shares can vote their shares at the meeting: in person at the meeting; or by proxy. Should the registered holder not wish to attend the meeting or not wish to vote in person, his or her vote should be submitted by proxy. Should the registered holder wish to vote in person at the meeting, he or she is nonetheless urged to vote by submitting a proxy – voting by proxy will not prevent a registered holder from voting in person if they attend the meeting and duly revoke their previously granted proxy, but will ensure that their vote is counted if they are unable to attend.

Appointment of Proxyholders
The persons named in the enclosed form of proxy are officers and/or directors of the Company. A Shareholder has the right to appoint a person, who need not be a Shareholder, other than the persons designated in the enclosed form of proxy, to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a shareholder may either insert such other person’s name in the blank space provided on the enclosed form of proxy or complete another appropriate form of proxy. A proxy, to be valid, must be dated and signed by the shareholder or his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the proxy is executed by an attorney, officer, agent or other representative of a shareholder, then in order for the proxy to be valid, the Chairman may require such evidence of such representative's authority to execute the proxy, as the Chairman may in his discretion require. The proxy, to be acted upon, must be deposited with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, by 10:00 a.m. (Toronto time) on Tuesday, December 7, 2010 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived at the discretion of the Chairman of the Meeting without notice.

Voting by Proxy
Common Shares represented by properly executed proxies in the enclosed form will be voted for or against or withheld from voting in accordance with the instructions of the shareholder on the proxy on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be voted upon, the shares will be voted accordingly. In the absence of any instructions on the proxy, such Common Shares will be voted in favour of all matters identified on the form of proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matter which may properly come before the Meeting.

Revocation of Proxy
A Shareholder who has given a proxy may revoke it by an instrument in writing, executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited at the head office of the Company, 3 – 305 Industrial Parkway South, Aurora, ON, Canada, L4G 6X7, prior to the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting at any time before the proxy being revoked is exercised in respect of any particular matter, or in any other manner permitted by law, including attending the Meeting in person.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

Non-Registered Holders
In many cases, Common Shares of the Company are held by an intermediary on behalf of a beneficial holder (a ‘‘Non-Registered Holder’’).

Typically, such shares are held:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited or ‘‘CDS’’).

In accordance with Canadian securities law, the Company has distributed copies of the notice of meeting, this management information circular and the form of proxy (collectively, the ‘‘Meeting Materials’’) to CDS and intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has declined to receive them. The Company may, however, require Intermediaries to forward Meeting Materials to all Non-Registered Holders, including those who have declined to receive them, at the cost of the Company. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

1. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

2. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder should complete the form of proxy and deposit it with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the proposed adoption of the 2010 Equity Compensation Plan as described below under “Particulars of Other Matters to be Acted Upon – Adoption of 2010 Equity Compensation Plan”. The directors and executive officers of the Company will be eligible to receive awards under the 2010 Equity Compensation Plan as “Eligible Persons” under such plan.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which the Company has outstanding 64,505,335 Common Shares as at October 22, 2010, with each Common Share carrying the right to one vote. The Company is also authorized to issue 10,000,000 preferred shares, issuable in series, of which none are currently outstanding.

According to the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca, as at November 5, 2010, the following insiders of the Company beneficially own, or control or direct, common shares, or common shares together with common shares issuable on the exercise of warrants, carrying 10% or more of the voting rights attached to all outstanding common shares.

Mr. Sylwester and Mrs. Dorota Cacek hold a total of 7,060,000 common shares, or approximately 10.9% of the Company’s outstanding shares. In addition, the Caceks also hold 2,650,000 warrants of Helix that, if exercised, would result in them holding approximately 14.5% of the total and outstanding common shares of Helix.

Mr. Zbigniew Lobacz holds a total of 6,240,000 common shares, or approximately 9.7% of the Company’s outstanding shares. In addition, Mr. Lobacz also holds 6,240,000 warrants of Helix that, if exercised, would result in him holding approximately 17.6% of the total and outstanding common shares of Helix.

The directors have fixed October 22, 2010 as the Record Date. Shareholders of record at the close of business on October 22, 2010, are entitled to vote at the Meeting or adjournments thereof.

FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The consolidated financial statements of the Company for the financial year ended July 31, 2010 and the auditor’s report thereon will be placed before the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed. Management of the Company proposes to seek shareholder approval at the Meeting, by ordinary resolution, to set the number of directors of the Company to stand for election at the Meeting at seven (7). Such resolution requires an affirmative vote of a simple majority (>50%) of the votes cast by shareholders of the Company who vote in person or by proxy at the Meeting.

The following seven (7) persons are nominated by Management of the Company for election at the Meeting as directors of the Company. All of the proposed nominees have consented to serve as directors if elected. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name of Nominee; Province and Country of Residence; and Position with the Company	Director Since	Principal Occupation	Shares Beneficially Owned, Directly and Indirectly, or Controlled
DONALD H. SEGAL(1) Born: September 12, 1947 -Chairman Ontario, Canada of the Board -Chief Executive Officer -Director (non-independent)	Jul. 31, 1995
Chairman of the Company October 2007 to present; Chief Executive Officer of the Company April 2004 to present; President of the Company April 2004 to November 2007; previously Executive Vice President of the Company July 1995 to April 2004
1,387,000 Common Shares(5)
KENNETH A. CAWKELL(3) (4) Born: June 25, 1951 British Columbia, Canada -Corporate Secretary -Director (non-independent)	Jul. 31, 1995	Partner, Cawkell Brodie Glaister, LLP Business Lawyers	102,100 Common Shares(6)

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Name of Nominee; Province and Country of Residence; and Position with the Company	Director Since	Principal Occupation	Shares Beneficially Owned, Directly and Indirectly, or Controlled
JACK M. KAY (2) (4) Born: November 14, 1940 Ontario, Canada -Director (independent) -Chair of the Governance Committee	Jan.5, 2005	President and Chief Operating Officer of Apotex Inc., a pharmaceutical business	456,700 Common Shares(7)
GORDON M. LICKRISH(2) (3) (4) Born: January 1, 1937 Ontario, Canada -Director (independent) -Chair of the Compensation Committee	Jan 23, 2007	Dr. Lickrish has his own medical practice and specializes in Gynecological Oncology.	30,000 Common Shares(8)
JOHN M. DOCHERTY Born: December 7, 1969 Ontario, Canada -President and Chief Operating Officer -Director (non-independent)	Jan 16, 2008
President of the Company since November 2007 and Chief Operating Officer since December 2008; VP Corporate Development from June 2002 to November 2007 and previously Manager of Pharmaceutical Development for the Company
100 Common Shares(9)
W. THOMAS HODGSON(2) (3) Ontario, Born: January Canada 7, 1953 -Director (independent) -Chair of the Audit Committee	April 7, 2008	Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm; Consultant and advisor to the Chairman of Magna International Group;	10,000 Common Shares(10)
KAZIMIERZ ROSZKOWSKI-SLIZ Born: June 1, 1952 Warsaw, Poland -Director (independent)	Aug. 17, 2009
Director, since 1991, and Head of the Clinical Department, since 1986, of the National Tuberculosis and Lung Disease Research Institute; and National Consultant for Lung Diseases to the Ministry of Health, Poland since 1993
0 Common Shares(11)
(1)

Dr. Segal was first appointed by the Board as acting interim Chairman of the Board of Directors in October 2007 and was then permanently appointed as Chairman of the Board of Directors on January 29, 2008. Dr. Segal was appointed President/Chief Executive Officer on April 1, 2004 and subsequently relinquished his title of President in November 2007 to facilitate the promotion of John M. Docherty.

(2)	Current member of Audit Committee.
(3)	Current member of Compensation Committee.
(4)	Current member of Governance Committee.
(5)	Consists of 1,387,000 common shares. Does not include options to purchase 650,000 common shares.
(6)

Consists of 37,743 common shares held directly by Kenneth A. Cawkell in addition to 2,000 shares held in an RESP and 62,357 common shares held by Mr. Cawkell’s spouse. Does not include options to purchase 205,000 common shares.

(7)	Consists of 446,700 common shares held directly by Jack M. Kay in addition to 10,000 common shares held by a child of Jack M. Kay. Does not include options to purchase 205,000 common shares.
(8)	Consists of 30,000 common shares. Does not include options to purchase 180,000 common shares.
(9)	Consists of 100 common shares. Does not include options to purchase 550,000 common shares.
(10)	Consists of 10,000 common shares. Does not include options to purchase 180,000 common shares.
(11)	Does not include options to purchase 140,000 common shares.

Biographies
The following is a brief biography of each of the proposed directors of the Company as of the date of this Information Circular.

Donald H. Segal, M.Sc., Ph.D.
Director, Chairman, and Chief Executive Officer
Dr. Segal has over 33 years experience in the pharmaceutical and bio-technology industries. Prior to joining the Company in 1995, he founded and managed two successful life science companies that he subsequently sold; these companies manufactured human diagnostic test kits for both the domestic and international markets. He has served on the Biotechnology Panel for the Natural Sciences and Engineering Research Council of Canada as one of the representatives from the business sector involved in

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the research granting system. Dr. Segal was appointed President/Chief Executive Officer on April 1, 2004 and subsequently relinquished his title of President in November 2007 to facilitate the promotion of John M. Docherty. Dr. Segal’s business functions, as Chief Executive Officer, include supervision of the Company’s corporate affairs and responsibility for developing new financial, partnering and other strategic initiatives for the Company. Dr. Segal was first appointed by the Board of Directors (the “Board”) as acting interim Chairman on October 15, 2007 and was then permanently appointed as Chairman on January 29, 2008. As a director, Dr. Segal participates in management oversight and helps to ensure compliance with our corporate governance policies and standards and as Chairman leads and ensures the effectiveness of the Board.

John M. Docherty, M.Sc.
President & Chief Operating Officer
Mr. Docherty has extensive multi-disciplinary experience in the pharmaceutical and bio-technology industries. Since joining Helix in 1999 in the position of Pharmaceutical Development Manager, he has played an integral role in implementing the development plan for the Company’s lead product, the patented injection-less Interferon Alpha-2b cream. After he was appointed Vice President of Corporate Development in June 2002, he liaised with strategic partners and sought and developed new opportunities for in-licensing and out-licensing of technology. Since his appointment as President in November 2007, his business functions include enhancing the Company’s public profile, overseeing advancing clinical programs, and managing the Company’s day-to-day operations. He was awarded the additional title of Chief Operating Officer in December, 2008. He holds a B.Sc. in Toxicology and a M.Sc. in Pharmacology from the University of Toronto. Prior to joining the Company, he was a corporate and operational strategy consultant with PricewaterhouseCoopers Pharmaceutical Consulting Group, from 1998 to 1999.

Jack M. Kay
Director
Mr. Kay is President and Chief Operating Officer of The Apotex Group, the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is Vice Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company. As an independent director, Mr. Kay supervises management and helps to ensure compliance with corporate governance policies and standards.

Kenneth A. Cawkell, B.A., LL.B.
Director and Corporate Secretary
Mr. Cawkell has been a partner in the law firm of Cawkell Brodie Glaister LLP since 1987 and has experience in intellectual property law and technology transfer. He has served as Corporate Secretary since July 1995 and he also served as the Company’s Interim Chief Financial Officer from August 2004 to May 2005. He serves on the board of directors of a number of TSX Venture Exchange listed companies: since 1998, MBMI Resources Inc.; since 2003, TIO Networks Corp. (formerly Info Touch Technologies Corp.); since 2007, Solarvest BioEnergy Inc. (formerly GCH Capital Partners Inc.); and since July, 2008, Centurion Minerals Ltd. As a director, Mr. Cawkell participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Gordon M. Lickrish, M.D., F.R.C.S.(C)
DirectorDr. Lickrish has a private medical practice in the area of Gynaecology/Oncology. He was formerly the Head of the Pre-Invasive Program, Department of Obstetrics and Gynaecology, Division of Gynaecology and Oncology at the Toronto General Hospital and Princess Margaret Hospital. Prior to August 2003, he was a Professor at the University of Toronto and Professor Emeritus, thereafter. As an independent director, Dr. Lickrish supervises management and helps to ensure compliance with corporate governance policies and standards.

W. Thomas Hodgson
Director
Mr. Hodgson is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and acts as a consultant and advisor to the chairman of Magna International Group, one of the world’s largest automotive companies, having a particular specialization in sourcing venture investment opportunities for the company. Mr. Hodgson has over twenty years experience in capital markets research, corporate advisory matters and consulting. He is currently a director of Lithium Americas Corp., has been a board member of MI Developments Inc., and was Director, President and Chief Executive Officer of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and then as President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

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Kazimierz Roszkowski-Sliz, M.D., PhD, Prof.
Director
Professor Roszkowski-Sliz is currently a Director and Head of the Clinical Department of the National Tuberculosis and Lung Disease Research Institute. Since 1993, he has also acted as the National Consultant for Lung Diseases to the Ministry of Health, Poland. He joined the Board of Helix in August 2009. Prof. Roszkowski-Sliz holds a medical degree from the Medical Academy in Warsaw, Poland and a Ph.D. from the Postgraduate Medical Centre in Warsaw. He became Associate Professor at the National Tuberculosis and Lung Disease Research institute in 1986 and a Professor in 1992.

To the best of the Company’s knowledge, none of the proposed nominees for Director, (a) is, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except Kenneth A. Cawkell. Mr. Cawkell has been a director of MBMI Resources Inc. (“MBMI”) since 1998. During its reorganization in 2002, MBMI was the subject of a cease trade order for a two month period for failure to file financial statements, which order was lifted in September 2002 after the reorganization was completed and the financial statements filed. MBMI was also the subject of a cease trade order issued on September 21, 2007 relating to the filing of technical reports pursuant to National Instrument 43-101 on MBMI’s Philippine Nickel laterite properties and news releases related thereto. The cease trade order was revoked on November 8, 2007 on MBMI’s issuance of a clarifying news release and the filing of an amended technical report on its Alpha property and shares resumed trading on the TSX Venture Exchange on November 15, 2007; (ii) was subject to an event that resulted, after such director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee, Purpose and Objectives
The Company has established a Compensation Committee of the Board whose purpose, in part, is to review and recommend to the Board the overall compensation of the executive officers of the Company and assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment. Final decisions on executive compensation are made by the Board. The Chairman & Chief Executive Officer of the Company and the President & Chief Operating Officer of the Company are also directors of the Company, and each abstains from considering or voting on his own compensation.

The Compensation Committee currently consists of Gordon Lickrish (Chair), W. Thomas Hodgson, and Kenneth A. Cawkell. Slawomir Majewski was also a member of this Committee since the beginning of the last fiscal year until August 11, 2009 when he resigned as a director. The members of the Compensation Committee are considered by the Board to be independent directors, except Mr. Cawkell. See “Corporate Governance” below.

In recommending compensation packages for executive officers, the Compensation Committee seeks to accomplish the following objectives:

(a)	to motivate the Company’s executive officers to achieve the Company’s performance objectives by rewarding accomplishment of objectives;

(b)

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

(c)	to align the interests of the Company’s executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

The compensation programs of the Company are designed to motivate and reward performance, where performance is measured through advances in achieving the Company’s business objectives, as determined by the Board.

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Compensation Review- Senior Executives
The Compensation Committee undertakes an annual review of the Company’s compensation programs for its Chief Executive Officer, Chief Financial Officer, President & Chief Operating Officer, and Chief Scientific Officer (the “Senior Executives”). To assist in this review, the Compensation Committee, at their discretion, may engage an external compensation consultation group. As discussed in the Company’s Management Information Circular dated as of October 20, 2009, in determining compensation for the fiscal year ended July 31, 2009, management engaged Mungall Consulting Group (“Mungall”) to report on the compensation programs for the Company’s Senior Executives relative to their peer group in other “like” companies. Mungall extracted data from the management information circulars for companies listed on the Toronto Stock Exchange in the same industry classification as the Company. From this group, the most relevant comparator organizations were identified as those whose products / research are in the clinical trial stage of development. Mungall also reviewed additional compensation data available in the broader market place through published survey sources in order to provide a secondary benchmark for consideration by the Company’s Compensation Committee. Mungall’s key benchmark statistic for Helix and its comparator organizations was market capitalization, which at the time placed Helix at the 80th percentile of comparator organizations based on such statistic. Mungall’s analysis indicated that the Company’s executive base salary compensation was low relative to the comparator organizations and the broader marketplace. Its recommendations to the Compensation Committee included that the Committee validate the group of comparator organizations used in its executive compensation analysis, and determine a market positioning relative to this group of organizations for base salary and total compensation.

The comparator organization group identified by Mungall was further narrowed by the Compensation Committee to comprise five companies considered to be most comparable to Helix based on market capitalization and stage of growth. These were Prometic Life Sciences Inc., Oncolytics Biotech Inc., Labopharm Inc., Protox Therapeutics Inc. and Bioniche Life Sciences Inc.

For fiscal 2010, the Compensation Committee did not engage an external compensation consulting group but instead relied on their review of the comparator companies from the previous year, and determined not to make any material changes to the compensation structure established for fiscal 2009, other than to increase salary levels by 3.2% in line with the salary increases being given to other Company employees.

Elements of Compensation

1.	Principal Components – Senior Executives

The compensation package of the Senior Executives consists of the following principal components: salary, eligibility for bonus based on performance measures established for each fiscal year, stock options, and participation in the Company’s health plan for which premiums, other than long term disability and critical illness premiums, are made by the Company on behalf of all employees, including each NEO. The Company also continues to provide separate life, disability and health insurance for the CEO.

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2010, base salaries continue to be set at the levels established for fiscal 2009, but subject to a 3.2% increase, being the average of the salary increases given to other Company employees.

For fiscal 2010, each Senior Executive was paid the following annual salary, commencing as of August 1, 2009, and was entitled to earn a performance bonus for the 2010 fiscal year of an amount up to the following percentage of such salary (an “Eligible Bonus”):

Name	Title	Salary	Bonus
Donald Segal (1)	Chief Executive Officer	$361,200	35%
Photios (Frank) Michalargias	Chief Financial Officer	$237,360	25%
John Docherty (1)	President and Chief Operating Officer	$227,040	35%
Heman Chao	Chief Scientific Officer	$206,400	35%
(1)	Donald Segal and John Docherty are also directors of the Company and Donald Segal is its Chairman of the Board. However, these individuals are not separately compensated in such capacities.

The award of all or part of a Senior Executive’s Eligible Bonus was based on performance criteria approved by the Board. Such criteria were recommended to the Board by the Compensation Committee after consultation with the CEO, who in turn had consulted with the other Senior Executives.

Thirty percent (30%) of each Senior Executive’s Eligible Bonus was based on the following group performance criteria: (a) raising sufficient funding so as to maintain the Company free of going concern status through fiscal 2010; (b) managing the

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Company’s operations to generally meet approved budgets; and (c) achieving SOX 404 operational compliance. All group performance goals were achieved.

The remaining 70% of each Senior Executive’s Eligible Bonus was based on individual performance criteria specific to such Senior Executive as follows:

CEO - maintaining shareholder majority support for all resolutions put forth by the Company at its annual general and any special shareholder meetings through the course of fiscal 2010; maintaining and securing investment banking relationships; maintaining a well-informed and appropriately comprised Board of Directors; and the retention of, and provision of necessary and appropriate support for, the remaining Named Executive Officers.

CFO - determining the set of general accounting principles to be used in future years; completing a revenue audit of royalties received by the Company; preparing accurate budgets and forecasts; and other matters relating to internal controls over financial reporting and foreign tax.

President and COO - (a) with respect to Topical Interferon Alpha-2b, achieving “locked database” clinical data set for the Phase II AGW trial, achieving “last patient in” for the pharmacokinetic study, achieving successful scale-up of the manufacturing process to 100Kg GMP engineering batch level, and completing the Phase II/III IND cervical indication filing in the U.S.; (b) with respect to L-DOS47, completing the Polish Phase I/II CTA filing and the North American Phase I IND filing (shared objective with the CSO); and (c) other matters with respect to investor relations activities and increasing the Company’s public profile.

CSO - the shared objective with the President and COO of completing the Polish Phase I/II CTA filing and the North American Phase I IND filing for L-DOS47; completing the development of necessary additional product testing assays and preclinical toxicology and tolerability studies for L-DOS47; and other matters related to research objectives.

The difficulty of achievement of the individual Senior Executive’s performance criteria consisting of “other matters” was generally considered to range from moderately difficult to difficult. The group criteria was considered achievable by the Company except for the funding target, which was considered difficult to achieve due to current market conditions and the fact that funding for development stage companies such as Helix is generally challenging.

The Compensation Committee considered the performance bonuses for the 2010 fiscal year, and determined that the majority of the performance criteria had been achieved. The criteria not fully achieved related to the delays in the filings of IND’s for L-DOS47 and an IND and CTA for Topical Interferon Alpha-2b (cervical indication), and the need to perform additional research respecting the research objectives. The Compensation Committee determined that the CEO achieved 89.5% of his Eligible Bonus; the CFO achieved 100%; the President and COO achieved 80.23%, and the CSO achieved 73.75%. The Compensation Committee’s determinations were accepted by the Board, and bonuses were granted as follows:

Don Segal (CEO)	$113,146
Frank Michalargias (CFO)	$59,340
John Docherty (President and COO)	$63,750
Heman Chao (CSO)	$53,277

2.	Principal Components - William Chick, VP Product Distribution

In 2009, the Compensation Committee separately reviewed the compensation of the Company’s remaining Named Executive Officer, William Chick, VP Product Distribution. The Committee recommended that Mr. Chick’s car allowance and related perquisites be discontinued, and that his salary be increased by $10,000 to compensate. The Committee also recommended that Mr. Chick also receive the same general salary increase of 3.2% as the rest of the Company employees. These recommendations were accepted by the Board. Accordingly, Mr. Chick’s compensation for fiscal 2010 consisted of a base salary, sales commissions, participation in the Company’s health benefits plan and the award of stock options.

3.	Stock Options

Options to purchase common shares are granted to the Named Executive Officers from time to time pursuant to the Company’s stock option plan as a means of aligning the interests of officers with shareholders, attracting and retaining personnel, and acting as a long-term incentive to personnel by encouraging commitment to the Company and its objectives.

In 2008, the Company adopted its current stock option plan, entitled the “2008 Stock Option Plan” (the “Plan”), which replaced the Company’s previous stock option plan. The Plan was initially recommended by the CEO and CFO and considered by the entire Board in October, 2008. It was approved by shareholders on December 16, 2008 and implemented by the directors on December 17, 2008. Upon implementation, all options outstanding under the previous stock option plan became subject to the Plan.

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The Compensation Committee administers the Plan and has authority to amend the Plan, subject to certain exceptions. See Securities Authorized For Issuance Under Equity Compensation Plans - 2008 Stock Option Plan below for a description of the Plan, including the authority of the Compensation Committee to amend the Plan.

Each individual’s grant under the Plan is based, at a minimum, on such individual’s position and level of responsibility in the Company, the duration of the individual’s association with the Company, the number and terms of stock options then held by the individual, the individual’s current performance and expected future performance and value to the Company, and the number of options remaining for grant pursuant to the Company’s stock option plan.

On December 14, 2009, options to purchase up to a total of 100,000 common shares at an exercise price of $2.74, having 5 year terms expiring December 14, 2014, were granted to each of the Named Executive Officers, except Mr. William Chick who was issued options to purchase up to 35,000 common shares. Subsequent to the year end, on August 17, 2010, options to purchase up to a total of 100,000 common shares at an exercise price of $2.43, having 5 year terms expiring August 17, 2015, were granted to each of the Named Executive Officers, except Mr. William Chick who was issued options to purchase up to 35,000 common shares. These grants were made primarily to provide the Named Executive Officers with longer-term incentives, with 25% vesting on the day of grant, and 25% vesting on the first, second and third anniversaries of the day of grant. These options were initially proposed by management, were reviewed and recommended to the Board by the Compensation Committee, and were approved by the Board as recommended. Previous option grants were taken into account in proposing, reviewing and approving the new option grants. The granting of options is entirely at the discretion of the Board, upon recommendation by the Compensation Committee. There is currently no pre-established time for considering or granting options to the Named Executive Officers. Pursuant to the Plan, upon a change of control (as defined in the Plan) of the Company, all unvested options shall immediately vest.

The Board has recently approved, based on the recommendations of the Board, the Chief Executive Officer and the Chief Financial Officer, a new 2010 Equity Compensation Plan which, if approved by shareholders and implemented, would replace the existing 2008 Stock Option Plan. See “Particulars of Other Matters to be Acted Upon – Adoption of 2010 Equity Compensation Plan” below.

4.	Perquisites and Personal Benefits

Any perquisite or personal benefit proposed by management must be reviewed and recommended to the Board by the Compensation Committee, and approved by the Board.

5.	Termination or Change of Control Payments

Termination and change of control payments are a matter of contract between the Company and each Named Executive Officer, and are further described under “Termination and Change of Control Benefits” below.

Fiscal 2011 Compensation - Senior Executives Salaries and bonus eligibility for fiscal 2011, being August 1, 2010 to July 31, 2011 have now been set by the Board following its acceptance of the Compensation Committee’s recommendations. In making its recommendations, the Compensation Committee did not engage an external compensation consulting group but instead relied on their review of the comparator companies from previous years in addition to other comparator companies which were brought forward to the Compensation Committee by the CEO. The key factors in determining the group of comparator companies most comparable to Helix were market capitalization and stage of growth. The Compensation Committee identified the following comparator organizations as the key group in concluding their compensation recommendations for fiscal 2011: Prometic Life Sciences Inc., Oncolytics Biotech Inc., Labopharm Inc., Protox Therapeutics Inc., Bioniche Life Sciences Inc., MethylGene Inc., Nuvo Research Inc., YM Biosciences Inc., and Generex Pharmaceuticals Inc. (collectively, the “Comparator Group”).

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2011, base salaries be set in line with the average of the base salaries in the Comparator Group for equivalent positions, and that bonus levels be set based on performance criteria which, if fully achieved, would provide total salary and bonus to each Senior Executive at or slightly higher than the average level of combined salary and bonus for equivalent positions in the Comparator Group. The Board adopted these recommendations, and for fiscal 2011, approved an increase in the base salary levels of the Senior Executives to bring them more in line with the average of the current salaries of the comparator group.

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Effective August 1, 2010, each Senior Executive is paid the following annual salary and is entitled to earn a performance bonus for the 2011 fiscal year:

Name	Title	Salary	Bonus
Donald Segal (1)	Chief Executive Officer	$415,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$260,000	25%
John Docherty (1)	President and Chief Operating Officer	$300,000	35%
Heman Chao	Chief Scientific Officer	$275,000	35%

(1)	Donald Segal and John Docherty are also directors of the Company and Donald Segal is its Chairman of the Board. However, these individuals are not separately compensated in such capacities.

Directors’ and Officers’ Liability Insurance; Indemnity Payments
The Company purchases annual insurance coverage for directors' and officers' liability. The current term (March 1, 2010 to March 1, 2011) premium of US$67,075 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$15,000,000. The Company has deductibles under the policy of $50,000 or $75,000, depending on the claim. No deductibles apply to claims under the policy made by directors or officers. The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Performance Graph
The graph below compares cumulative total shareholder return on the common shares of the Company for the last five financial years with the total cumulative return from the S&P/TSX Composite Index (“T1000”) over the same period. The graph assumes that $100 was invested on July 31, 2005 in the Company and in the T1000 with all dividends reinvested. The first plot point on the graph represents July 31, 2005, and each remaining plot point on the graph represents the Company’s financial year-end of July 31st for the indicated year.

Helix’s NEO’s compensation has been trending up in order to bring and maintain their compensation more in line with industry standards.

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Summary Compensation Table
The following table sets forth certain information regarding the compensation for the fiscal years ended July 31, 2010, July 31, 2009 and July 31, 2008 of (a) the Chief Executive Officer and the Chief Financial Officer of the Company and (b) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at July 31, 2010, whose total compensation was, individually, more than $150,000 for the fiscal year 2010 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the 2010 fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

SUMMARY COMPENSATION TABLE

Name and principle position	Fiscal Year	Salary ($)	Share-based awards ($)	Options- based awards (1)		Non-equity incentive plan compensation ($)		Pension Value ($)	All other (4) compensation ($)	Total ($)
				Number of securities underlying options	Value based on grant date fair value ($)	Annual incentive plans(2)	Long-term incentive plans(3)
Donald H. Segal(5) Chief Executive Officer	2010 2009 2008	$361,200 $332,500 $290,833	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$113,146 $122,500 $50,000	$0 $0 $0	$0 $0 $0	$24,213 $116,832 $89,511	$658,440 $876,832 $430,344
Photios (Frank) Michalargias(6) Chief Financial Officer	2010 2009 2008	$237,360 $223,750 $215,833	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$59,340 $57,500 $50,000	$0 $0 $0	$0 $0 $0	$6,074 $18,196 $9,779	$462,655 $604,446 $275,612
John M. Docherty(7) President & COO	2010 2009 2008	$227,040 $205,000 $170,625	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$63,750 $77,000 $50,000	$0 $0 $0	$0 $0 $0	$5,943 $15,594 $6,987	$456,614 $602,594 $227,612
Heman Chao(8) Chief Scientific Officer	2010 2009 2008	$206,400 $190,000 $170,625	$0 $0 $0	100,000 250,000 Nil	$159,881 $305,000 $0	$53,277 $70,000 $50,000	$0 $0 $0	$0 $0 $0	$6,132 $17,807 $10,061	$425,690 $582,807 $230,686
William Chick VP Product Distribution	2010 2009 2008	$134,870 $122,500 $117,293	$0 $0 $0	35,000 250,000 Nil	$55,958 $305,000 $0	$67,044 $50,510 $51,581	$0 $0 $0	$0 $0 $0	$6,157 $11,558 $10,598	$264,029 $489,568 $179,472

(1)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:
	Risk-free interest rate:	2.56%
	Dividend yield:	0.00%
	Expected volatility of share price:	70.26%
	Expected life:	5 years
	The estimated fair value of options granted during the fiscal year ended July 31, 2010 is $1.60 per option. The options were granted December 14, 2009 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.
(2)	Consists of performance bonus earned in the fiscal year, except for Mr. Chick. In the case of Mr. Chick, the amount consists of product sales commissions. Bonuses earned in each fiscal year were paid in the subsequent fiscal year, while product sales commissions to Mr. Chick are paid on a quarterly basis. See “Compensation Discussion and Analysis” above.
(3)	The Company does not have a non-equity based long-term incentive plan.
(4)	“All Other Compensation”, effective the second quarter of fiscal 2009, includes Company paid health benefit premiums, extended health and life insurance premiums for the CEO and a car allowance in the case of William Chick. Previously, “All Other Compensation” included payments in lieu of accrued vacation for all Named Executive Officers except William Chick, car allowances, Company paid health benefit premiums, extended health and life insurance premiums and registered retirement savings plan (“RRSP”) contributions in the case of the CEO. Effective August 1, 2009, Mr. Chick’s car allowance was consolidated into an increase in his base pay of $10,000.

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Outstanding Share-Based and Option-Based Awards - Named Executive Officers
The following table details the stock option awards outstanding for the Named Executive Officers at the end of the most recently completed financial year.

Name	Option-based awards(1)				Share-based awards(3)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Donald H. Segal	250,000 100,000 200,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
Photios (Frank) Michalargias	250,000 100,000 50,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
John M. Docherty	250,000 100,000 100,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
Heman Chao	250,000 100,000 100,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$180,000 $0 $0	0 0 0	$0 $0 $0
William Chick	250,000 35,000	$1.68 $2.74	17-Dec-2016 14-Dec-2014	$180,000 $0	0 0	$0 $0
(1)

Subsequent to the year end, on August 17, 2010, options to purchase up to a total of 100,000 common shares at an exercise price of $2.43 per share, having 5 year terms expiring August 17, 2015, were granted to each of the Named Executive Officers, except Mr. William Chick who was issued options to purchase up to 35,000 common shares, on the same terms.

(2)	Calculated as the difference between the market value of the common shares subject to option at the end of the last fiscal year, July 31, 2010, and the option exercise price for common shares.
(3)	The Company has not granted any share-based awards.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers
The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer at the end of the most recently completed financial year.

Name	Number of securities underlying options vested	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year(3)
Donald H. Segal	87,500	$55,000	$0	$113,146
Photios (Frank) Michalargias	87,500	$55,000	$0	$59,340
John M. Docherty	87,500	$55,000	$0	$63,750
Heman Chao	87,500	$55,000	$0	$53,277
William Chick	71,250	$55,000	$0	$67,044
(1)

Calculated as the difference between the market value of the common shares subject to option at close on the day of vesting, and the option exercise price for common shares. On December 14, 2009, options to purchase up to 100,000 common shares were granted to each Named Executive Officer, except William Chick who received options to purchase up to 35,000 common shares. Twenty-five percent of such options vested on the day of grant. As such, the vested options have no value when compared to market price.

(2)	The Company has not granted any share-based awards.
(3)	Consists of Performance Bonus for fiscal 2010 for all Named Executive Officers, except William Chick, whose non-equity incentive plan compensation consisted of sales commissions.

For a description of the Company’s 2008 Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans - 2008 Stock Option Plan” below.

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Termination and Change of Control Benefits
We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Dr. Segal’s employment agreement currently provides for his employment by the Company as the Company’s Chief Executive Officer. The employment agreement has no fixed term, and provides for a base salary of $361,200 for fiscal 2010, (increased to $415,000 for fiscal 2011), an annual performance-based bonus to be agreed upon, term life and disability insurance, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within 6 months following a change of control of the Company (as defined in the employment agreement), or by the employee within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous 12 months, and will either extend all insurance coverage for the following 24 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to Dr. Segal if his employment was terminated on July 31, 2010 due to any of the foregoing reasons is approximately $893,000. In addition, had the termination occurred on July 31, 2010 as a result of a change of control (as defined in the 2008 Stock Option Plan), all of Dr. Segal’s unvested options to purchase common shares would have automatically vested at the time of the change of control (125,000 stock options with an exercise price of $1.68 per share and 75,000 stock options with an exercise price of $2.74 per share). The closing price of the Company’s common shares on July 31, 2010 was $2.40. In the event that the employee dies or becomes disabled, the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to the employee. Had Dr. Segal’s employment so terminated on July 31, 2010, the total of such payments would be approximately $484,000.

The employment agreements with the Company’s President and Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer, as amended, contain substantially the same terms, except primarily as to base salary. These employment agreements have no fixed term, and, for fiscal 2010, provided for a base salary of $237,360 for Photios (Frank) Michalargias, Chief Financial Officer, $227,040 for John Docherty, President & Chief Operating Officer, and $206,400 for Heman Chao, Chief Scientific Officer. These salaries were increased for fiscal 2011 to $260,000, $300,000 and $275,000, respectively. They also provide for an annual performance-based bonus to be agreed upon and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board Committee. In the event of termination of employment by the Company without cause (including the removal of the Named Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Named Executive Officer within 6 months following a change of control of the Company (as defined in the employment agreement), or by the Named Executive Officer within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee, up to an additional 12 months, plus an amount equal to the amount of any bonus paid during the previous 12 months, and will either extend all insurance and benefits coverage for the following 12 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to the CFO, President and COO, and CSO if their employment terminated on July 31, 2010 due to any of the foregoing reasons is approximately $403,000; $516,000 and $489,000, respectively. In addition, had the termination occurred on July 31, 2010 as a result of a change of control (as defined in the 2008 Stock Option Plan), all of the unvested options to purchase common shares held by each of the Named Executive Officer would have automatically vested at the time of the change of control (125,000 stock options at an exercise price of $1.68 per share and 75,000 stock options at an exercise price of $2.74 per share). The closing price of the Company’s common shares on July 31, 2010 was $2.40. In the event that the employee dies or becomes disabled, then the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him. Had the employment of the CFO, President & COO, or CSO so terminated on July 31, 2010, the total of such payments would be $295,000, $304,000 and $276,000, respectively.

William Chick’s employment agreement currently provides for his employment by the Company as the Company’s VP Product Distribution. The employment agreement has no fixed term, and provides for a base salary of $134,870 for Fiscal 2010, and performance compensation of 1.5% of the first $1.5 million of gross sales, plus 2% of gross sales thereafter, and standard employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause, then the Company is required to give at least 9 months notice or payment of 9 months salary. The amount that would have been paid to Mr. Chick if his employment was terminated on July 31, 2010 without cause is approximately $101,000. In addition, in the event of a change of control at July 31, 2010 (as defined in the 2008 Stock Option Plan), Mr. Chick’s unvested options to purchase common shares would have automatically vested at the time of the change of control (125,000 stock options with an exercise price of $1.68 per share and 26,250 stock options with an exercise price of $2.74 per share). The closing price of the Company’s common shares on July 31, 2010 was $2.40.

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In the event of termination other than for cause of a Senior Executive, all options to purchase common shares then held by the Senior Executive will terminate on the earlier of the original expiry date(s) of such options or one year following termination of employment. In the event of termination other than for cause of William Chick, all options to purchase common shares held by him will terminate on the earlier of the original expiry date(s) of such options or 30 days, and up to one year, following termination, as determined by the Compensation Committee. In the case of termination of any Named Executive Officer for cause, all options then held by such executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (a) non-solicitation obligations to the Company continuing for 24 months following termination of the officer’s employment with the Company; (b) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (c) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

The following constitutes a “change of control” for purposes of the employment agreements of the Senior Executives:

(a)	a change in the composition of the Board of Directors of the Company occurring within any two-year period, as a result of which fewer than a majority of such directors are incumbent directors;
(b)
upon completion of any merger, arrangement or amalgamation involving the Company, provided that upon such completion a majority of the directors are not incumbent directors or the particular executive is not an incumbent director;

(c)
when any person holding 20% of the shares Company (a “Control Person”) or any person acting jointly or in concert with them votes against any proposal put before the shareholders of the Company by the Board of Directors of the Company, and such proposal is in fact defeated by the requisite majority of votes of shareholders of the Company;

(d)
when any Control Person or any person acting jointly or in concert with a Control Person votes in favour of any proposal put before the shareholders of the Company other than by the Board of Directors of the Company and such proposal is in fact approved by the requisite majority of votes of shareholders of the Company; or

(e)	under certain circumstances, when the Company’s shares listed on certain stock exchanges are delisted.

Pursuant to the terms of our 2008 Stock Option Plan, upon a change of control (as defined in the 2008 Stock Option Plan), all options granted under the 2008 Stock Option Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject.

Compensation of Directors

In the fiscal year ended July 31, 2010, Donald H. Segal, a director, Chairman of the Board, and Chief Executive Officer of the Company, and John Docherty, a director and President & Chief Operating Officer of the Company, received the compensation set out in the Summary Compensation Table above. As management directors, they were not compensated for their involvement on the Board, or in the case of Donald H. Segal, in his capacity as Chairman of the Board.

Directors that are not employed by the Company are paid a fee of $2,000 per month for acting as a director. The Chair of each committee of the Board and the Corporate Secretary, are paid an additional $1,000 per month for acting in those capacities. The Company’s directors also participate in the Company’s Stock Option Plan.

Director Compensation Table
During the most recently completed financial year ended July 31, 2010, the non-management directors were granted the following options, and earned the following fees:

Name	Fees Earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(1)	Pension Value ($)	All other compensation ($)(3)	Total ($)
Kenneth A. Cawkell	$36,000	Nil	$63,952	Nil	Nil	$4,723	104,675
Jack M. Kay	$36,000	Nil	$63,952	Nil	Nil	Nil	99,952
Gordon M. Lickrish	$36,000	Nil	$63,952	Nil	Nil	Nil	99,952
W. Thomas Hodgson	$36,000	Nil	$63,952	Nil	Nil	Nil	99,952
Kazimierz Roszkowski-Sliz	$24,000	Nil	$159,881	Nil	Nil	$8,784	192,665

(1)	The Company does not grant any share based awards or have a non-equity incentive compensation plan for its non-management directors.
(2)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:
	Risk-free interest rate:	2.56%

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	Dividend yield:	0.00%
	Expected volatility of share price:	70.26%
	Expected life:	5 years
	The fair value of options granted during the fiscal year ended July 31, 2010 is approximately $1.60 per option. The options were granted December 14, 2009 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.
(3)	Represent travel and accommodation costs reimbursed to the individual director for attending board of directors meetings.

The non-management directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all options granted to them prior to such termination until the earlier of (a) the original expiry date of the option; and (b) one year following termination.

Outstanding Share-Based and Option-Based Awards – Non-Management Directors
The following table sets out incentive option-based awards held by each non-management director as of July 31, 2010, the end of the most recently completed financial year. The Company has not granted any share-based awards.

Name	Options- based awards(1)				Share- based awards(2)
	Number of securities underlying unexercised options	Option exercise price ($)	Option Expiry date	Value of unexercised in-the-money options (3)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Kenneth A. Cawkell	100,000 40,000 25,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$72,000 $0 $0	0 0 0	$0 $0 $0
Jack M. Kay	100,000 40,000 25,000	$1.68 $2.74 $3.00	17-Dec-2016 14-Dec-2014 31-Jul-2011	$72,000 $0 $0	0 0 0	$0 $0 $0
Gordon M. Lickrish	100,000 40,000	$1.68 $2.74	17-Dec-2016 14-Dec-2014	$72,000 $0	0 0	$0 $0
W. Thomas Hodgson	100,000 40,000	$1.68 $2.74	17-Dec-2016 14-Dec-2014	$72,000 $0	0 0	$0 $0
Kazimierz Roszkowski-Sliz	100,000	$2.74	14-Dec-2014	$0	0	$0
(1)	Subsequent to the year end, on August 17, 2010, options to purchase up to a total of 40,000 common shares at an exercise price of $2.43 per share, having 5 year terms expiring August 17, 2015, were granted to each of the Non-Management Directors.
(2)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan for its non-management directors.
(3)	Calculated as the difference between the market value of the common shares subject to option at the end of the last fiscal year, July 31, 2010, and the option exercise price for common shares.

Incentive Plan Awards – value vested or earned during the year – Non-Management Directors
The following table sets out the incentive plan awards value vested to or earned by each non-management directors during our financial year ended July 31, 2010.

Name	Number of securities underlying options vested year	Option-based awards - Value vested during the year (1)	Share-based awards - Value vested during the year(1)	Non-equity incentive plan compensation - Value earned during the year(1)
Kenneth A. Cawkell	35,000	$22,000	$0	$0
W. Thomas Hodgson	35,000	$22,000	$0	$0
Jack M. Kay	35,000	$22,000	$0	$0
Gordon M. Lickrish	35,000	$22,000	$0	$0
Kazimierz Roszkowski-Sliz	25,000	$0	$0	$0

(1)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan for its non-management directors.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information (as at July 31, 2010)
Following is a summary of shares subject to options outstanding under the 2008 Stock Option Plan and shares remaining available for grant as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the second column)
Stock option plan(1)	3,691,500	$2.19	2,306,033

(1)

The total number of securities which may be issued under the Company’s 2008 Stock Option Plan, described below, is at any time, 10% of the Company’s outstanding common shares at such time (5,997,533 shares as at July 31, 2010). For further particulars of these options granted to Named Executive Officers and directors, see above, Outstanding Share-Based and Option-Based Awards - Named Executive Officers and Outstanding Share-Based and Option-Based Awards - Non-management Directors.

2008 Stock Option Plan
The use of stock options is a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants. In 2008, the Company changed its stock option plan from a fixed plan pursuant to which only a fixed number of shares could be issued, to a 10% “rolling” or “evergreen” plan, that is, a plan pursuant to which the number of shares issuable is 10% of the Company’s outstanding shares from time to time. The Board adopted the current stock option plan entitled the “2008 Stock Option Plan” (the “Plan”) as of October 20, 2008. Under the policies of the Toronto Stock Exchange, shareholders must approve the initial adoption of such a plan, and every three years thereafter, must approve all unallocated options remaining available for grant under such plan. The Plan was approved by shareholders on December 16, 2008 and was implemented by the Board on December 17, 2008.

As of November 5, 2010, options to purchase up to 4,734,500 common shares were outstanding under the Plan, being 7.3% of the Company’s current outstanding common shares.

For further details of the 2008 Plan, see “Particulars of Other Matters to be Acted Upon – Adoption of 2010 Equity Compensation Plan” below.

INDEBEDTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Company’s knowledge none of the directors, proposed directors or Executive Officers of the Company, nor any associates or affiliates of such persons, are or have been indebted to the Company at any time since the beginning of the Company’s last completed financial year.

Except as may otherwise be set out in this Information Circular, to the best of the Company’s knowledge, no informed person of the Company (as such term is defined in National Instrument 51-102 of the Canadian Securities Administrators), nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any informed person or proposed director, has or had any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

The following table sets out the fees paid for legal services provided by Cawkell Brodie Glaister LLP, legal counsel to the Company during each of the last three fiscal years. Kenneth A. Cawkell, a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

Item	2010	2009	2008
Legal fees	$334,000	$287,000	$267,000

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APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to vote for the re-appointment of KPMG LLP as auditor of the Company at a remuneration to be fixed by the directors. KPMG LLP has been the auditor of the Company since its initial amalgamation on July 31, 1995. The following table sets out the audit fees, audit-related fees, tax fees and all other fees paid for services provided by the auditors to the Company and its subsidiaries for the last two fiscal years.

Item	2010		2009
	Amount	Percentage	Amount	Percentage
Audit-Fees	$249,500	87.0%	$110,000	23.5%
Audit-Related Fees	$0	0%	$0	0.0%
Tax Fees(1)	$22,835	8.0%	$9,200	2.0%
All Other Fees(2)	$14,300	5.0%	$348,000	74.5%
Total	$286,635	100.0%	$467,200	100.0%
(1)	“Tax fees” consist of fees for tax consultation and tax compliance services.
(2)	“All Other Fees” in fiscal 2009 consist principally of fees associated with the filing of a Form 20-F registration statement with the U.S. Securities and Exchange Commission.

All audit and non-audit services performed by our auditors must be pre-approved by our Audit Committee.

Shareholders will be asked to vote in favour of the following resolution:

“BE IT RESOLVED THAT KPMG LLP, Chartered Accountants, be appointed as auditor of the Company, at a remuneration to be fixed by the Board of Directors.”

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of 2010 Equity Compensation Plan

Reasons for the adoption of the 2010 Plan

The use of equity compensation awards in the form of stock options has been, and continues to be, a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants (“Eligible Persons”). However, as the Company continues to develop its drug product candidates and has recently listed its common shares on the NYSE Amex, the Board of Directors considers it in the best interests of the Company to expand its stock option plan to allow the Board flexibility to issue to Eligible Persons other forms of equity compensation in addition to or in lieu of, stock options. These other forms of equity compensation are similar to those adopted by other North American public companies.

Accordingly, the Board has adopted a new 2010 Equity Compensation Plan (the “2010 Plan”), subject to regulatory and shareholder approval, pursuant to which the Board or a delegated committee (the “Committee”) may grant options, share appreciation rights, whether related or unrelated to an option, restricted share units, restricted shares, deferred share units and share awards (collectively, “Awards”) to Eligible Persons. The Board or the Committee will set out the terms, conditions or restrictions attached to an Award in an agreement (an “Award Agreement”) with the Eligible Person to whom an Award is granted (the “Grantee”). The maximum number of common shares (“Shares”) issuable under the 2010 Plan will remain at the level set out in the Company’s existing 2008 Stock Option Plan (the “2008 Plan”), being 10% of the Company’s outstanding Shares from time to time. The 2010 Plan will replace the 2008 Plan upon the implementation of the 2010 Plan, and the 2008 Plan will then terminate. The options currently outstanding under the 2008 Plan will continue to remain outstanding under the 2010 Plan.

Purposes and Benefits of the 2010 Plan

The principal purposes of the 2010 Plan are consistent with those of the 2008 Plan, that is, to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the

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welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company. The 2010 Plan is expected to benefit shareholders, again, consistent with the 2008 Plan, by enabling the Company to attract and retain personnel of high caliber by offering them an opportunity to share in any increase in value of the Shares resulting from their efforts.

Comparison of 2008 Plan to 2010 Plan:

Following is a comparison of the existing 2008 Plan to the 2010 Plan:

Eligibility: Under the 2008 Plan, options to purchase Shares may be granted to directors, officers, employees, or consultants of the Company or its affiliates (“Eligible Persons”). In the 2010 Plan, the categories of Eligible Persons to whom Awards may be granted remains unchanged.

Plan Maximum: Under the 2008 Plan, options may be granted to purchase up to 10% of the Company’s outstanding shares from time to time. Based on the Company’s current issued and outstanding shares, this would allow options to purchase up to 6,450,533 Shares to be granted under the 2008 Plan. Additional Shares will automatically become available for grant under the 2008 Plan upon any increase in the Company’s issued and outstanding Shares, to the extent of 10% of such increase. Options to purchase 4,734,500 Shares or 7.3% of the Company's 64,505,335 total outstanding Shares are currently outstanding under the 2008 Plan. Accordingly, a total of 1,356,033 Shares remain available for grant under the 2008 Plan.

Under the 2010 Plan, Awards will remain subject to this 10% restriction, such that the number of Shares which may be reserved for issuance pursuant to Awards granted under the 2010 Plan may not be more than 10% of the Company’s outstanding Shares from time to time, or currently 6,450,533 Shares. The options currently outstanding under the 2008 Plan will continue to remain outstanding under the 2010 Plan, such that the number of Shares which will remain available for grant under the 2010 Plan will be the number remaining for grant under the 2008 Plan, or 1,355,833 Shares representing approximately 2% of the total outstanding Shares. As stated above, the 2010 Plan will replace the 2008 Plan.

Reloading: Under the 2008 Plan, the number of Shares under options which have been exercised, as well as the number under those unexercised options that have expired or been cancelled, can be the subject of another grant. This reloading provision is the same under the 2010 Plan, and extends to Shares issued pursuant to any type of Award granted under the 2010 Plan.

Limitations on Insiders: The 2010 Plan retains the restriction under the 2008 Plan, that the number of shares that may be issued to insiders at any time under the 2010 Plan and any other security based compensation arrangements of the Company cannot exceed 10% of the Company’ issued and outstanding Shares. The 2010 Plan does not incorporate, and therefore removes, the restriction under the 2008 Plan that the number of Shares actually issued to insiders, within any one-year period, under the 2008 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding Shares. Under the 2010 Plan, the definition of “insider” means, in accordance with current TSX guidelines, a “reporting insider” of the Company as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions. This definition in the context of the 2010 Plan is narrower than the definition in the 2008 Plan to some extent, as it will exclude certain officers of the Company if they do not have significant power or influence over the Company. However, all directors, the CEO, CFO, President and COO, CSO and VP Product Distribution will remain as insiders under the 2010 Plan.

Limitation on any Single Grantee: Under the 2008 Plan, the number of Shares that may be issued to any one individual at any time under the 2008 Plan and any other security based compensation arrangements of the Company cannot exceed 5% of the Company’s issued and outstanding Shares, and the number of Shares issued to any one individual, within any one- year period under the 2008 Plan and all other security based compensation arrangements of the Company, cannot exceed 5% of the Company’s issued and outstanding Shares.

Under the 2010 Plan, the 5% maximum issuable to any one individual at any time remains. The 5% limit on the number of shares actually issued to any one individual within any one-year period has been removed.

Awards: Under the 2008 Plan, the Company may grant options to purchase Shares of the Company to an Eligible Person. Under the 2010 Plan, the Company may grant to an Eligible Person, in addition to options to purchase Shares, an Award of share appreciation rights related to options (“Related SARs”), share appreciation rights unrelated to options (“Free-Standing SARs”), restricted share units (“RSUs”), restricted shares, deferred share units (“DSUs”) or share awards, or a combination of any of the foregoing. An Eligible Person to whom an Award has been granted under either the 2008 Plan or the 2010 Plan is hereinafter referred to as a “Grantee”.

Options to Purchase Shares: Under the 2010 Plan, a grant of an option (“Option”) gives the Grantee, upon exercise, the right to purchase Shares in such amount, at such price and subject to such terms and conditions, including any vesting criteria, as the Committee determines, as set out in the Award agreement with the Grantee, subject to the provisions of the 2010 Plan. This is

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consistent with options granted under the 2008 Plan. In addition, the 2010 Plan allows for a Grantee to opt for a “cashless exercise”, which would allow the Grantee to sell the Shares issuable upon the exercise of the Option through a broker and receive a cash amount equal to the excess of the price at which the Shares were sold over the exercise price of the Option, less the amount the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Shares.

Related SAR: Under the 2010 Plan, if an Option (or a portion thereof) is exercisable under the terms of the Award Agreement for such Option, the Grantee of a Related SAR may, in lieu of exercising all or a portion of the related Option, elect to exercise the equivalent portion of the Related SAR, and surrender to the Company such Option, or portion thereof, in consideration for an amount (the “Option Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of the exercise of the Related SAR over the Exercise Price per Share of the related Option, multiplied by (ii) the number of Shares that would have been acquired if the Option (or portion thereof) had been exercised. A Related SAR could be awarded at the same time as the related Option or afterwards, if the Grantee agrees to it with an amendment to the agreement that sets out the terms and conditions of the Option. The Option Appreciation Amount can be paid in cash or in Shares. When a Grantee exercises all or a portion of a Related SAR, the Related SAR and the Option to which it relates, or portion thereof as the case may be, are cancelled. The 2008 Plan does not provide for the grant of a Related SAR.

Free-Standing SAR: Under the 2010 Plan, a grant of a Free-Standing SAR gives the Grantee, upon exercise, the right to receive an amount equal to the excess of the Fair Market Value of a Share on the vesting date over the Fair Market Value of a Share on the date the Free-Standing SAR was granted (the “Appreciation Amount”), subject to such terms and conditions, including any vesting criteria, as are specified in the applicable Award Agreement. The Appreciation Amount may be paid in cash or in Shares. If the payment is made in Shares, the number of Shares is calculated by dividing the total payment amount owed by the Fair Market Value of a Share on the date the Free-Standing SAR vests. The 2008 Plan does not provide for the grant of a Free-Standing SAR.

Restricted Share Unit: Under the 2010 Plan, a grant of a Restricted Share Unit gives the Grantee the right to receive, on vesting, a specified number of Shares or Restricted Shares for each vested Restricted Share Unit. A grant of a Restricted Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Restricted Share Unit, that number of Shares or Restricted Shares having an aggregate Fair Market Value, on the date the Restricted Share Unit was granted, on the vesting date, or on such other date as is determined by the Committee at the time the Restricted Share Unit is granted, equal to a specified amount. Vesting of a Restricted Share Unit will be subject to such conditions and restrictions, including without limitation, sale restrictions or performance criteria, that the Committee determines. Restricted Share Units may be granted only to the Company’s officers, employees, or consultants. A Restricted Share Unit may be settled in cash, and if there is no specified amount in the Award Agreement, then the amount of cash settlement will be equal to the Fair Market Value of the Shares that the Grantee would have received on vesting of the Restricted Share Unit, less any withholding taxes and other deductions. The 2008 Plan does not provide for the grant of a Restricted Share Unit.

Restricted Share: Under the 2010 Plan, a grant of a Restricted Share gives the Grantee Shares, subject to such restrictions that the Committee determines. Restrictions may include immediate and automatic forfeiture of the Restricted Shares to the Company for nil consideration upon the occurrence of certain events prior to the date of vesting. As part of the grant of Restricted Shares, the Company may deposit Restricted Shares in escrow. The 2008 Plan does not provide for the grant of a Restricted Share.

Deferred Share Unit: A grant of Deferred Share Unit gives the Grantee, who may only be a director of the Company who is not also an employee, officer or consultant of the Company, other than the secretary of the Company, the right to receive upon retirement, death or at some other point in time as determined by the Committee, a specified number of Shares or a number of Shares with a total Fair Market Value at the vesting date equal to a specified amount. Vesting may be subject to such conditions and restrictions as the Committee determines. The 2008 Plan does not provide for the grant of a Deferred Share Unit.

Share awards: A grant of a Share award gives the Grantee Shares or the right to receive Shares, subject to terms and conditions that the Committee determines. Share awards can be used as additional compensation to a Grantee or can be granted instead of cash or other compensation that the Grantee is entitled to. The 2008 Plan does not provide for the grant of a Share award.

Fair Market Value: The determination of Fair Market Value of the Company’s Shares under the 2010 Plan is similar to the 2008 Plan, and is generally, as at a particular date, the closing market price of the Company’s Shares on the day immediately preceding such date, or if there is no market on which the Shares are then listed, the fair value of the Shares as determined by the Committee.

Withholding taxes and source deductions: Under the 2008 Plan, upon exercise of an Option, the Grantee must pay the option exercise price and any amounts the Company determines must be withheld for tax purposes. In addition to requiring a payment by the Grantee to cover any required withholding and other source deductions that the Company may have to remit, the 2010 Plan also gives the Company other powers, including: (i) deducting the amount from a cash payment; (ii) deducting and

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withholding an amount from other cash payments, whether such a payment is related to the 2010 Plan or an Award under the 2010 Plan; (iii) requiring the Grantee to make a cash payment to the Company before the Company will issue any Shares; (iv) sell Shares that the Company would otherwise deliver to the Grantee. It is up to the Company to determine the amount that it is required to withhold to satisfy any taxes and other source deductions related to any of the Awards.

Administration: The Board of Directors has delegated authority for administration of the 2008 Plan to the Compensation Committee of the Board (the “Committee”). This delegation remains in effect for the 2010 Plan.

Exercise Price: Under the 2008 Plan, the Committee establishes the exercise price of all options granted, which may not be less than the Fair Market Value of the Shares on the date of grant of the options. Under the 2010 Plan, the exercise price for options remains the same.

Vesting: Under the 2008 Plan, all options may be subject to vesting provisions. Unless otherwise provided in the Award Agreement for a specific Award, all options vest immediately upon a change of control of the Company, as defined in the 2008 Plan.

Under the 2010 Plan, all Awards may be subject to vesting provisions. Upon a change of control of the Company, as defined in the 2010 Plan with essentially the same meaning as in the 2008 Plan, all Awards with restrictions vest immediately, except for any Awards granted to consultants on or after October 20, 2010, which will continue to vest according to the terms and conditions of the Award Agreement.

Share Issuance and Rights: Under the 2008 Plan, a Grantee of an Option has no rights of a shareholder until the Option is exercised and a share certificate is issued for the Shares purchased on such exercise.

Under the 2010 Plan, a grantee of any Award, except for Shares or Restricted Shares, has no rights of a shareholder until the share certificate is issued or evidence of book entry is made. Grants of Restricted Shares may be deposited in escrow, and unless otherwise provided in the applicable Award Agreement, the Grantee shall have all the rights of a shareholder of the Company with respect to such Shares.

Termination and Adjustments: Under both the 2008 Plan and the 2010 Plan, each Award shall expire at such time as is determined by the Committee, which in no event may exceed ten years from the date of the original grant of the Award. Under both plans, if an Award expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Awards may be exercised until the end of the fifth business day following the expiry of the blackout period. Subject to the foregoing, under the 2008 Plan, all options will terminate on the earliest of the following dates:

(a)	the expiry date specified for such option in the option agreement with the Company evidencing such option;
(b)	where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;
(c)	where the optionee’s position as an Eligible Person terminates due to the death or Disability of the optionee, one year following such termination;
(d)
where the optionee’s position as an Eligible Person terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(i) where the optionee held the position of a director of the Company or an affiliate, one year after the date of Voluntary Termination; and
(ii)
where the optionee held any other position with the Company or an affiliate, such period of time after the date of Voluntary Termination, which shall not be less than 30 days nor more than one year, as is determined by the Committee at the time the option is granted, subject to extension by the Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of the Voluntary Termination.

The retirement of a director at a meeting of shareholders pursuant to the constating documents of the Company and the reelection of such director at such meeting is deemed not to be a retirement, or termination of the position of such director.

Under the 2010 Plan, the termination dates are the same as the 2008 Plan, except for the following:

(a)	for Awards granted to a consultant on or after October 20, 2010, all such Awards terminate the date the consultant’s engagement with the Company or its affiliates terminates;

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(b)
for Awards granted to a director or officer of the Company, and the grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person, the Awards will terminate one year after the date of the Voluntary Termination; and

(c)
for Awards granted to a Grantee who held any other position with the Company, except for a consultant in respect of Awards granted on or after October 20, 2010, and the grantee has no continuing business relationship with the Company or its affiliates, then at the Committee’s discretion anywhere from 30 days to one year after the date of the Voluntary termination, and if the Committee does not make a determination at the time of the Award grant, then automatically 30-days after the termination date.

Anti-dilution: Both the 2008 Plan and the 2010 Plan have anti-dilution provisions for the Company to make appropriate adjustments to outstanding Awards in certain events, including a share consolidation, stock split, stock dividend, reorganizations or other similar alteration.

Assignability: Under the 2008 Plan, options are non-transferable and non-assignable.

Under the 2010 Plan, options, share appreciation rights, restricted share units, restricted shares, deferred share units and share awards providing for the further issuance of Shares, are non-transferable and non-assignable.

Amendment: Under the 2008 Plan, subject to the limitation in the next sentence, the Committee may amend the Plan or any option agreement, including without limitation, in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; to change the vesting provisions of an Option; to reflect any requirements of applicable regulatory bodies or stock exchanges; to extend the term of an Option held by an Eligible Person who is not an insider; and to change the categories of persons who are Eligible Persons. The Committee shall not, without the approval of the shareholders of the Company, have the right to amend an option agreement in order to increase the number of Shares that may be issued pursuant to any Option granted under the 2008 Plan; reduce the option exercise price of any Option granted under the 2008 Plan then held by an insider; or extend the term of any option granted under the 2008 Plan then held by an insider.

Under the 2010 Plan, the Committee may amend the 2010 Plan or any Award Agreement to make amendments of a “housekeeping nature”, including any amendment to the 2010 Plan, an Award Agreement or an Award that is necessary to comply with applicable laws, tax or accounting provisions or to reflect the requirements of any applicable regulatory bodies or stock exchanges and any amendment to the 2010 Plan, an Award Agreement or an Award to correct or rectify any ambiguity, defective provision, error or omission therein; amendments that are necessary for an Award to qualify for favourable treatment under applicable tax laws; a change to the vesting provisions of any Award; a change to extend the Term of an Award held by an Eligible Person who is not an insider; a change to the termination provisions of any Award (for example, relating to termination of employment or a consulting engagement, death or Disability), the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury, retain a broker and make payments for the benefit of Grantees to such broker who would purchase Common Shares through the facilities of the TSX for such Grantees; and change the application of Article 11 (Adjustments), in particular, those provisions in section 11.3 (Mergers, Share Splits, Share Consolidations, etc.) and 11.9 (Acceleration of Vesting Schedule). The Committee shall not, without the approval of the shareholders of the Company, have the right to amend the 2010 Plan or an Award Agreement in order to increase the percentage of Shares issuable under the 2010 Plan; increase the limits on insiders in the 2010 Plan; permit Awards to be transferable or assignable other than for normal estate settlement purposes; increase the number of Shares which may be issued pursuant to any Award granted under this Plan; reduce the exercise price of any Option or Related SAR granted under the 2010 Plan then held by an insider; extend the Term of any Award held by an insider beyond the original term, except a blackout extension; or amend any of the foregoing matters which the 2010 Plan provides may not be amended without the approval of the shareholders.

Survival and Termination of Plans
In the event that the shareholders do not approve the 2010 Plan, the 2010 Plan shall automatically be cancelled and the 2008 Plan shall remain in full force and effect. If the 2010 Plan is approved by shareholders, the 2010 Plan shall come into effect on that date which the Board of Directors determines, and on such date, the 2008 Plan shall automatically be cancelled, and any stock options granted under the 2008 Plan shall be subject to the terms and conditions of the applicable stock option agreement for those stock options, or any other similar type of agreement between the Grantee and the Company that sets out the terms and conditions for such stock options, and shall continue in full force and effect under the 2010 Plan. Notwithstanding the foregoing, the Board of Directors shall have the authority to determine not to implement the 2010 Plan should any required regulatory approvals not be obtained or should the Board of Directors believe it is in the best interests of the Company to make such determination, in which case the 2008 Plan shall continue in full force and effect.

Full text of 2010 Plan

The 2010 Plan is reproduced in full as Exhibit “A” hereto. Shareholders are urged to read Exhibit “A” in its entirety.

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Recommendation by Board of Directors and Text of Ordinary Resolution to Approve 2010 Plan

The Board of Directors believes that the adoption of the 2010 Plan is in the best interests of the Company and unanimously recommends that shareholders vote FOR the adoption of the 2010 Plan. This resolution may be approved by the affirmative vote of a majority (more than 50%) of the votes cast at the Meeting, excluding votes cast by or on behalf of insiders eligible to participate under the Plan (at the date hereof being a total of 1,990,925 votes). Shareholders of the Company will be asked to pass the following resolution, with or without amendment:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.      the Company’s 2010 Equity Compensation Plan (the “2010 Plan”), substantially as described in the information circular of the Company dated November 10, 2010 (the “Information Circular”), pursuant to which the Company may grant to directors, officers, employees and consultants of the Company or an affiliate of the Company, options to purchase common shares, related share appreciation rights, free-standing share appreciation rights, restricted share units, restricted shares, deferred share units and share awards, all as described in the 2010 Plan, be and is hereby ratified and approved;

2.      upon implementation of the 2010 Plan, the Board of Directors of the Company be and is hereby authorized to grant awards as permitted by the 2010 Plan, pursuant and subject to the terms of the 2010 Plan, and to exercise all other power and authority provided to them under the 2010 Plan, including without limitation the delegation of such power and authority to a Committee of the Board of Directors;

3.      notwithstanding the foregoing, the Board of Directors shall have the authority to implement the 2010 Plan on such date as the Board of Directors in its sole discretion shall approve, and shall further have the authority to determine not to implement the 2010 Plan should any required regulatory approvals not be obtained or should the Board of Directors believe it is in the best interests of the Company to make such determination, in which case the 2008 Stock Option Plan of the Company, as described in the Information Circular, shall continue in full force and effect; and

4.      any director or officer of the Company be, and he is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all the documents and instruments and perform all other acts that this director or this officer may deem necessary or desirable, for the purpose of giving full effect to the terms of this resolution, his signature to said documents or the performance of such acts being the evidence of the present decision.”

A copy of the 2010 Equity Compensation Plan is available upon request to Photios (Frank) Michalargias, Helix BioPharma Corp., 3-305 Industrial Parkway South, Aurora, Ontario, Canada, L4G 6X7; telephone: (905) 841-2300; fax: (905) 841-2244; email: frankm@helixbiopharma.com.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting of shareholders must do so by submitting same to the attention of the Secretary of the Company on or before August 5, 2011 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Security holders may obtain copies of the Company’s 2010 annual report, financial statements, management’s discussion and analysis, or additional public information by contacting the Company at telephone: (905) 841-2300 ext. 233; fax: (905) 841-2244; email: helix@helixbiopharma.com. In addition, the Company will provide to any person, on request to the Secretary of the Company at the foregoing telephone or fax numbers or by email to the foregoing email address, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company:

(a)	one copy of the latest annual report in Form 20F, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
(b)
one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company’s auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(c)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors.

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Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices, set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company’s required annual disclosure of its corporate governance practices.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

Mr. Jack Kay, Mr. W. Thomas Hodgson, Dr. Gordon Lickrish, and Dr. Kazimierz Roskowski-Sliz are considered to be independent within the meaning of National Policy 58-201.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Donald H. Segal, John Docherty, and Kenneth A. Cawkell are not independent.

  Donald H. Segal is an executive officer of the Company, namely the Chief Executive Officer.
  John Docherty is an executive officer of the Company, namely the President & Chief Operating Officer.
  Kenneth Cawkell is not an independent director of the Company because he is a partner of Cawkell Brodie Glaister LLP, which provides legal services to the Company.

(c)        Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board of Directors are independent.

(d)       If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors of the Company are also directors of the reporting issuers listed opposite their names:

Director	Name of Reporting Issuer

Mr. Jack Kay	Cangene Corporation (TSX)

Mr. Kenneth A. Cawkell	MBMI Resources Inc. (TSX.V)
TIO Networks Corp. (TSX.V)
Solarvest BioEnergy Inc. (TSX.V)
Centurion Minerals Ltd. (TSX.V)

Mr. W. Thomas Hodgson	Lithium Americas Corp. (TSX)

(e)        Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors are encouraged to meet among themselves without the presence of the non-independent directors or management after every in-person Board meeting, and more often as they see fit. In fiscal 2010, there were three formal meetings of independent directors. Most of the independent directors serve on at least one Board committee, however the independent directors have historically discussed, and will be encouraged to continue to discuss, matters they deem relevant to the Company and not solely those matters related to their duties as such committee members. Generally, members of management are either not present at Board Committee meetings or are present only for a portion of such meetings.

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(f)       Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Currently, Dr. Donald Segal, Chief Executive Officer, is also Chairman. The Board considers Dr. Segal to be an appropriate Chair at this stage in the Company’s development, when it is still an emerging biotechnology company. The Governance Committee does not consider it necessary to appoint a lead director at this time, as the independent directors are in regular communication with Management and with each other, and are therefore able, as a group, to ensure collectively that the Board carries out its responsibilities effectively.

(g)       Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Since the beginning of the most recently completed financial year to November 5, 2010, the Board held a total of 8 meetings and our Audit Committee, Compensation Committee and Governance Committee met a total of 6, 10 and 7 times, respectively.

The following sets out the attendance records of our Board members:

Name	Board	Audit Committee	Compensation Committee	Governance Committee
Donald H. Segal	8 of 8	n/a	n/a	n/a
John M. Docherty	6 of 8	n/a	n/a	n/a
Kenneth A. Cawkell	8 of 8	n/a	10 of 10	6 of 7
W. Thomas Hodgson	8 of 8	6 of 6	10 of 10	n/a
Jack M. Kay	8 of 8	6 of 6	n/a	7 of 7
Gordon M. Lickrish	8 of 8	6 of 6	10 of 10	7 of 7
Kazimierz Roszkowski-Sliz	7 of 8	n/a	n/a	n/a

2.	Board Mandate

(a)      Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board’s written mandate is attached to this Information Circular as Exhibit “B”.

3.	Position Description

(a)       Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)       Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed formal position descriptions for the CEO, the Chair of the Board and the Chair of each of the committees of the Board that clearly delineate their respective roles and responsibilities.

4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding
	(i)	the role of the board, its committees and its directors, and
	(ii)	the nature and operation of the issuer’s business.

(b)        Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Governance Committee is responsible for the orientation and education of new directors, and for continuing education. New directors are provided with extensive information regarding the business of the Company, its Board, Board Committees and directors, and its internal policies, including its “whistleblower” policy and its code of business conduct and ethics. The Board provides both initial and ongoing education to the directors by arranging presentations at board meetings and the submission from

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time to time of reports to the Board by management, the Company’s auditors, and other outside consultants and advisors on particular topics and on an as-needed basis. The Governance Committee updates directors on an ongoing basis on matters respecting their duties and responsibilities.

5.	Ethical Business Conduct

(a)         Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code of business conduct and ethics (the “Code”). A copy of the Code is available on the Company’s website at www.helixbiopharma.com or by contacting the Company’s Corporate Secretary. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any Committee, who in turn, is to report them to the Governance Committee. The Governance Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Governance Committee are to be reported to the full Board, which will take such action as it deems proper. There are no material change reports relating to the conduct of any directors or executive officers of the Company.

(b)        Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the Canada Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest. Where a director has a material interest in a proposed transaction involving the Company, that director does not participate in, and is not present for, Board deliberation or voting in respect of such transaction.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company has established a “whistleblower” policy pursuant to which employees are required to report certain complaints, including unethical business conduct in violation of any Company policy, to the Chair of the Audit Committee or to any supervisor or member of management whom he or she is comfortable approaching. The policy provides a process for the investigation of complaints and states that the Company will not tolerate retaliation against any employee who makes a complaint or assists in an investigation. The policy provides that the Company will, at least annually, communicate reminders to employees for reporting under the policy.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Company has established a Governance Committee, currently comprised of Jack Kay, Kenneth A. Cawkell and Gordon Lickrish. One of the responsibilities of the Governance Committee is to make recommendations to the Board as to candidates for election to the Board at the annual meetings of shareholders and, if applicable, to fill vacancies on the Board or appoint additional directors. No candidate who has not been interviewed by the Governance Committee shall be recommended to the Board for nomination. In making its recommendation, the Governance Committee considers the size of the Board, the competencies and skills of the proposed candidate in the context of the competencies and skills of each existing director and those of the Board as a whole, the ability of a candidate to devote sufficient time and resources to the director position, the character, judgment, business experience, time commitment and acumen of the proposed candidate, and any other factors the Governance Committee deems appropriate. All directors are encouraged to provide names of potential candidates to the Governance Committee for consideration.

The size and composition of the Board is considered prior to each annual meeting of shareholders as part of the nomination of directors. The size and composition of the Board are considered appropriate and effective for the Company’s present stage of development and operations.

(b)        Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

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As described above, the Governance Committee has the responsibility for recommending director nominees to the Board. It currently consists of Kenneth A. Cawkell, Jack Kay, and Gordon Lickrish. Messrs. Kay and Lickrish are independent directors. Kenneth A. Cawkell is not an independent director. See “Corporate Governance – Section 1 – Board of Directors”. The Board is satisfied that the Governance Committee adheres to an objective nomination process because a majority of directors on the Governance Committee are independent and the Board considers Mr. Cawkell’s contribution to be independent in fact.

(c)         If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has the responsibility to propose new nominees to the Board, to assess the directors on an ongoing basis, to assess the effectiveness of the Board as a whole and the Board Committees, and to advise the Board on all matters relating to corporate governance.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to recommend the compensation of the Company’s executive officers and to make recommendations to the Board regarding the compensation of the independent directors. The Compensation Committee meets at least twice a year. The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels. See also “Statement of Executive Compensation” above.

(b)       Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Kenneth A. Cawkell, Gordon Lickrish and Thomas Hodgson. Messrs. Lickrish and Hodgson are independent, while Mr. Cawkell is not independent. See “Corporate Governance – 1. Board of Directors”. The Board is satisfied that the Compensation Committee adheres to an objective process because a majority of directors on the Compensation Committee are independent, and the Board considers Mr. Cawkell’s contribution to be independent in fact.

(c)       If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee’s purpose includes (i) making recommendations to the Board regarding the overall compensation of the executive officers to assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment; (ii) advising the Board on the compensation of non-employee directors; and (iii) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans and administering the Company’s compensation plans. On an annual basis, the Compensation Committee shall recommend to the Board annual and long-term performance goals for the executive officers, evaluate the executive officers’ performance against those goals, and recommend to the Board the executive officers’ compensation, including salaries, bonuses, stock options, and other benefits, based on this evaluation. See also “Statement of Executive Compensation” above.

(d)       If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No independent compensation consultant was engaged since the beginning of the most recently completed financial year.

8.	Audit Committee / Other Board Committees

(a)       If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no Board committees other than the Audit, Compensation and Governance Committees.

The Audit Committee’s charter is included as Exhibit 15.1 to our fiscal 2010 Annual Report on Form 20-F, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information regarding our Audit Committee can be found in our fiscal 2010 Annual Report on Form 20-F under Item 6.C, “Board Practices - Audit Committee”, and Item 16A, ‘‘Audit Committee Financial Expert’’.

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9.	Assessments

(a)      Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance Committee has implemented a formal self assessment process. The Board (with the assistance of the Governance Committee), formally reviews its own performance, the performance of each committee of the Board and of each Committee Chair, the performance of the Chair of the Board, and the performance of the individual directors. Each director completes a questionnaire that provides feedback on performance during the year. The responses are compiled by the Chair of the Governance Committee and reviewed by the Committee prior to reporting to the Board.

OTHER BUSINESS

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other than those set forth in the Notice thereof. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their judgement. The enclosed proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in such Item.

FORWARD LOOKING STATEMENTS AND INFORMATION

This Information Circular may contain forward-looking statements and information concerning the Company’s business, and other information in future periods, including statements about compensation for Named Executive Officers, benefits for Named Executive Officers upon their termination or a change of control of the Company, and details regarding the 2010 Equity Compensation Plan. Forward-looking statements and information can be identified by forward-looking terminology such as “expects”, “to recruit”, “to motivate”, “to align”, “increased”, “can”, “ensure”, “proposed”, “shall”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including the risks that the Company may have to pay to the Named Executive Officers the termination and change of control benefits, an the risk that the Equity Compensation Plan will not be approved by shareholders or the regulators, which would make it more difficult for the Company to retain and attract qualified employees, as more particularly set out in the Company’s Annual Report on Form 20F dated October 29, 2010, which can be found on SEDAR at www.sedar.com. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of the Company’s management at the time they are made. The Company does not assume any obligation to update its forward-looking statements and information if its assumptions, opinions or expectations or other circumstances should change, except as required by law.

The contents and sending of this Information Circular have been approved by the Board of Directors of Helix BioPharma Corp.

Dated as of November 10, 2010.

/s/ Donald H. Segal	/s/ Kenneth A. Cawkell
DONALD H. SEGAL	KENNETH A. CAWKELL
Chairman	Corporate Secretary

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EXHIBIT “A”
TO INFORMATION CIRCULAR OF
HELIX BIOPHARMA CORP. DATED NOVEMBER 10, 2010

2010 EQUITY COMPENSATION PLAN

HELIX BIOPHARMA CORP.

2010 Equity Compensation Plan

Approved by the shareholders of Helix BioPharma Corp. on •, 2010

 and

Implemented by the Directors of Helix BioPharma Corp. on •, 2010

TABLE OF CONTENTS

HELIX BIOPHARMA CORP		1

ARTICLE 1 INTERPRETATION		1

1.1	DEFINED TERMS	1
1.2	RE-ELECTION OF DIRECTORS	3

ARTICLE 2 STATEMENT OF PURPOSE		3

2.1	PRINCIPAL PURPOSES	3
2.2	BENEFIT TO SHAREHOLDERS	3

ARTICLE 3 ADMINISTRATION		3

3.1	BOARD OR COMMITTEE	3
3.2	APPOINTMENT OF COMMITTEE	3
3.3	QUORUM AND VOTING	3
3.4	POWERS OF COMMITTEE	3
3.5	OBTAIN REGULATORY APPROVALS	4
3.6	ADMINISTRATION BY COMMITTEE	4

ARTICLE 4 SHARES SUBJECT TO THE PLAN		4

4.1	NUMBER OF SHARES	4
4.2	10% LIMITATION ON INSIDERS	4
4.3	5% LIMITATION	5
4.4	RELOADING	5
4.5	RESERVATION OF SHARES	5

ARTICLE 5 AWARDS		5

5.1	OPTION	5
5.2	SHARE APPRECIATION RIGHT RELATED TO AN OPTION	6
5.3	SHARE APPRECIATION RIGHT UNRELATED TO AN OPTION	6
5.4	RESTRICTED SHARE UNIT	7
5.5	RESTRICTED SHARE	8

ARTICLE 6 AWARD AGREEMENT		8

6.1	AWARD AGREEMENT TERMS	8
6.2	FAILURE TO ENTER INTO AWARD AGREEMENT	9

ARTICLE 7 ISSUANCE OF SHARE CERTIFICATES AND RIGHTS AS SHAREHOLDER		9

7.1	UPON EXERCISE OR VESTING	9
7.2	DEPOSIT OF RESTRICTED SHARES IN ESCROW	9

ARTICLE 8 TERM AND TRANSFERABILITY OF AWARDS		9

8.1	NON-TRANSFERABLE	9
8.2	TERM	9

ARTICLE 9 TERMINATION OF AWARDS		10

9.1	TERMINATION OF AWARDS	10
9.2	EXERCISE OF AWARDS BY LEGAL HEIRS AND REPRESENTATIVES, AND CONTINUATION OF VESTING	10
9.3	DEEMED NON-INTERRUPTION OF EMPLOYMENT	11
9.4	BLACKOUT PERIOD	11

ARTICLE 10 SUSPENSION, AMENDMENT OR TERMINATION		11

10.1	AUTHORITY OF COMMITTEE TO SUSPEND, AMEND OR TERMINATE PLAN OR AWARD AGREEMENT	11
10.2	SHAREHOLDER APPROVAL REQUIRED	11
10.3	VOTE OF INSIDER EXCLUDED	12

ii

10.4	NO GRANT DURING SUSPENSION OF PLAN	12

ARTICLE 11 ADJUSTMENT		12

11.1	ADJUSTMENTS OF SHARES	12
11.2	STOCK DIVIDENDS	12
11.3	MERGERS, SHARE SPLITS, SHARE CONSOLIDATIONS, ETC	12
11.4	OTHER ALTERATIONS	12
11.5	ADJUSTMENT OF EXERCISE PRICE	12
11.6	OTHER DISTRIBUTIONS	13
11.7	NO FRACTIONAL SHARES	13
11.8	PRE-CLEARANCE BY EXCHANGE	13
11.9	ACCELERATION OF VESTING SCHEDULE	13
11.10	DETERMINATIONS TO BE MADE BY COMMITTEE	13

ARTICLE 12 CONDITIONS PRECEDENT TO ISSUANCE OF SHARES		13

12.1	COMPLIANCE WITH LAWS	13
12.2	REGULATORY APPROVAL TO ISSUANCE OF SHARES	13
12.3	WITHHOLDING TAXES	13

ARTICLE 13 MISCELLANEOUS		14

13.1	NOTICES	14
13.2	USE OF PROCEEDS	14
13.3	NO OBLIGATION TO TAKE ACTION	14
13.4	NO OBLIGATION TO RETAIN GRANTEE	14
13.5	BINDING AGREEMENT	14
13.6	USE OF TERMS	14
13.7	HEADINGS	14

ARTICLE 14 DIRECTOR AND SHAREHOLDER APPROVALS		15

14.1	ADOPTION OF PLAN	15
14.2	PERIODIC APPROVAL OF UNALLOCATED SHARES	15

HELIX BIOPHARMA CORP.
2010 EQUITY COMPENSATION PLAN

ARTICLE 1 INTERPRETATION

1.1	Defined Terms
For the purposes of this Plan, the following terms shall have the following meanings:

“Act” means the Ontario Securities Act as at the date hereof;

“affiliates” has the same meaning as “affiliated companies” as found in the Act and also includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

“Appreciation Amount” has the meaning set forth in section 5.3;

“Award” means a grant of an Option, a Related SAR, a Free-Standing SAR, a Restricted Share Unit, a Restricted Share, a Deferred Share Unit, a Share award, or any other form of equity-based compensation that the Committee decides to grant to an Eligible Person, as permitted under this Plan;

“Award Agreement” means a written agreement between the Company and a Grantee, specifying the terms of the Award granted to the Grantee under this Plan;

“Blackout Period”, also known as a “trading ban”, means a period during which the Company has voluntarily required its insiders not to trade in its securities, usually pending an announcement of material information;

“Board” means the Board of Directors of Helix BioPharma Corp.;

“Change of Control” means an occurrence when either:

(a)	a Person (other than the current Control Person of the Company, if any) becomes a Control Person, or

(b)

a majority of the directors elected at any annual, special or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s Board as constituted immediately prior to such election;

“Control Person” means any person that holds or is one of a combination of persons that holds:

(a)	a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or

(b)

more than 20% of the outstanding voting securities of the Company except where there is evidence satisfactory to the Board showing that the holding of those securities does not affect materially the control of the Company;

“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

“Company” means Helix BioPharma Corp.;

“consultant” means a person, other than an employee, officer, or director of the Company or of an affiliate of the Company, that is engaged to provide services to the Company or an affiliate of the Company, other than services provided in relation to a distribution (as that term is used in the Act), under a written contract with the Company or such affiliate, who spends or will spend a significant amount of time and attention on the affairs and business of the Company or of an affiliate of the Company, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

“Date of Grant” means the date on which the Committee grants an Award;

2

“Deferred Share Unit” means a right granted pursuant to section 5.6 to receive Shares upon vesting;

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity;

“Eligible Persons” mean directors, officers, employees and consultants of the Company or of an affiliate of the Company;

“Exercise Price” means the purchase price at which a Grantee may acquire Shares pursuant to the exercise of an Option, which, for each Share that may be acquired, shall not be less than the Fair Market Value of a Share on the Date of Grant of the Option;

“Fair Market Value” means, as at a particular date:

(a)	while the Shares are listed for trading on the Toronto Stock Exchange, the closing price of the Shares on the Toronto Stock Exchange on the trading day immediately preceding such date;

(b)

while the Shares are not listed for trading on the Toronto Stock Exchange but are listed for trading on another stock exchange or over-the-counter market, the closing price of the Shares on the trading day immediately preceding such date on such stock exchange or over-the-counter market as may be selected for such purpose by the Committee, and in the case of such closing price being denominated in a currency other than the currency in which the Award is denominated, such closing price shall be converted to the currency in which the Award is denominated based on the noon rate of exchange for such currency published by the Bank of Canada for the day on which the closing price is determined; or

(c)

while the Shares are not listed for trading on any stock exchange or over-the-counter market, the value which is determined by the Committee to be the fair value of the Shares on a date designated by the Committee, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length;

“Free-Standing SAR” has the meaning set out in section 5.3;

“Grantee” means an Eligible Person to whom an Award has been granted;

“insider” means a “reporting insider” of the Company as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

“Option” means an option to purchase Shares granted to an Eligible Person under section 5.1;

“Option Appreciation Amount” has the meaning set forth in section 5.2;

“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

“Plan” means this equity compensation plan of the Company;

“Related SAR” has the meaning set out in section 5.2;

“Restricted Share Unit” means a right to receive Shares upon vesting granted pursuant to section 5.4;

“Restricted Share” means a Share of the Company granted to an Eligible Person in accordance with the terms of sections 5.5 and 7.2;

“Restrictions” has the meaning set forth in section 5.4;

“Shares” means the common shares without par value in the capital of the Company;

“Term” means the period of time during which an Award is exercisable or is subject to vesting or other restrictions, limitations or conditions.

3

1.2	Re-Election of Directors
A director of the Company shall be deemed not to have retired as a director and his or her position as a director shall be deemed not to have otherwise terminated if such director retires at a meeting of shareholders of the Company in accordance with the constating documents of the Company and such director is re-elected as a director at such meeting.

ARTICLE 2 STATEMENT OF PURPOSE

2.1	Principal Purposes
The principal purposes of this Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2.2	Benefit to Shareholders
This Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of high caliber by offering them an opportunity to share in any increase in value of the Shares resulting from their efforts.

ARTICLE 3 ADMINISTRATION

3.1	Board or Committee
This Plan shall be administered by the Board or by a committee of the Board appointed in accordance with section 3.2 below.

3.2	Appointment of Committee
The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer this Plan.

3.3	Quorum and Voting
A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this ARTICLE 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of this Plan or the grant of Awards pursuant to this Plan, except that no such member shall act upon the granting of an Award to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Awards to him).

3.4	Powers of Committee
The Committee shall have the authority to do the following:

(a)	administer this Plan in accordance with its express terms;

(b)	determine all questions arising in connection with the administration, interpretation, and application of this Plan, including all questions relating to the value of the Shares;

(c)

correct any defect, supply any information, or reconcile any inconsistency in this Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of this Plan;

(d)	prescribe, amend, and rescind rules and regulations relating to the administration of this Plan;

(e)	determine the duration and purposes of leaves of absence from employment which may be granted to Grantees without constituting a termination of employment for purposes of this Plan;

(f)	grant Awards from time to time under this Plan to Eligible Persons, and in doing so, make the following determinations:

(i)	the Eligible Persons to whom Awards shall be granted;

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(ii)	the type and number or amount of Awards to be granted;

(ii)	the terms and provisions of the Award Agreement to be entered into with any Grantee, (which need not be identical with the terms of any other Award Agreement);

(iii)	when Awards shall be granted;

(iv)	the number of Shares subject to purchase or receipt pursuant to an Award, if applicable;

(v)	subject to section 9.4, the Term, provided that the Term shall in no event be more than ten years following the Date of Grant;

(vi)	if applicable, the Exercise Price of an Option, provided that the Exercise Price per Share shall not be less than the Fair Market Value of a Share on the Date of Grant of the Option;

(vii)	the form of payment of an Award, whether in cash, Shares, or a combination thereof;

(viii)	any vesting schedule for any Award;

(ix)
the Restrictions to be placed on Restricted Share Units or Restricted Shares and those events or occurrences upon which such Restrictions will lapse, expire or otherwise cease to be of any force and effect;

(x)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan;

(xi)
any documents necessary for the Grantee to execute, including any agreements that the Committee deems necessary to grant the Awards or issue any Shares, and the time frame for the Grantee to execute such documents; and

(ix)	all other determinations necessary or advisable for administration of this Plan; and

(g)	subject to ARTICLE 10, amend the terms and provisions of this Plan or any Award Agreements.

In determining Awards to be granted pursuant to this Plan, the Committee may take into account the nature of the services rendered by the Grantee, the Grantee’s past, present and potential contribution to the success and growth of the Company, the number and nature of Awards previously granted to the Grantee under this Plan, and such other factors as the Committee, in its discretion, shall deem relevant.

3.5	Obtain Regulatory Approvals
In administering this Plan, the Committee will seek to obtain any regulatory approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over–the-counter market on which the Shares are listed or quoted.

3.6	Administration by Committee
All determinations made by the Committee in good faith on matters referred to in section 3.4 shall be final, conclusive, and binding upon all Persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of this Plan shall in all respects be consistent with the policies and rules of any stock exchange or over-the-counter market on which the Shares are listed or quoted.

ARTICLE 4 SHARES SUBJECT TO THE PLAN

4.1	Number of Shares
Subject to ARTICLE 11, the number of Shares which are subject to Awards granted pursuant to this Plan shall not exceed 10% of the issued and outstanding Shares of the Company, as it may be from time to time.

4.2	10% Limitation on Insiders
Notwithstanding anything to the contrary in this Plan or in any Award Agreement, the number of Shares issuable to insiders, at any time, under this Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding Shares, as it may be from time to time.

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4.3	5% Limitation
Notwithstanding anything to the contrary in this Plan or in any Award Agreement, the number of Shares issuable to any one Person, at any time, under this Plan and all other security based compensation arrangements of the Company, cannot exceed 5% of the Company’s issued and outstanding Shares, as it may be from time to time.

4.4	Reloading
Without limiting section 4.1 hereof, but for greater certainty, the number of Shares issued free of Restrictions under an Award, and under all Awards which have been cancelled or that have expired without Shares being issued, shall be “reloaded” into this Plan and will be available for Award, subject to the terms and conditions of this Plan.

4.5	Reservation of Shares
The Company will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

ARTICLE 5 AWARDS

5.1	Option

(a)

Grant. A grant of an Option gives the Grantee, upon exercise, the right to purchase Shares in such amount, at such price and subject to such terms and conditions, including any vesting criteria, as the Committee determines, as set out in the Award Agreement with the Grantee, subject to the provisions of this Plan.

(b)

Exercise. Subject to any limitations or conditions imposed upon Grantee pursuant to the relevant Award Agreement or ARTICLE 4 above, a Grantee may exercise an Option, or portion thereof, that is vested and exercisable by giving written notice thereof to the Company at its principal place of business in a form that is acceptable to the Committee, accompanied by full payment by the Grantee of the aggregate Exercise Price to the extent the Option is so exercised, in lawful money of Canada, by cheque or such other method of payment as the Committee may reasonably require.

(c)

Cashless Exercise. If the Shares are listed and posted for trading or quoted on a stock exchange or market a Grantee may elect a cashless exercise in a notice of exercise of the Option. In such case, the Grantee will not be required to deliver to the Company a cheque for the aggregate Exercise Price referred to in section 5.1(b). Instead the following procedure will apply:

(i)        the Grantee will instruct a broker to sell, on behalf of the Grantee, through the stock exchange or market on which the Shares are listed or quoted, the Shares issuable on the exercise of an Option, as soon as possible at the then applicable bid price of the Shares;

(ii)       on the trade date, the Grantee will deliver the exercise notice to the Company electing the cashless exercise and the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Shares issued on the exercise of the Option, against payment by the broker to the Company of (i) the exercise price for such Shares; and (ii) the amount the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Common Shares.

(iii)      the broker will deliver to the Grantee the remaining proceeds of sale, net of the brokerage commission.

(d)

Tax payment. To the extent required to do so as a condition of exercise, the Grantee shall further make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Shares.

(e)

Cancellation of Option and Related SAR. For greater certainty, when a Grantee exercises an Option, or portion thereof, the Option will be cancelled to the extent of exercise. When a Grantee exercises an Option that has a Related SAR, the Related SAR or equivalent portion thereof shall also be cancelled and cease to be of any force or effect.

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5.2	Share Appreciation Right Related to an Option

(a)

Grant in tandem with Option grant. A share appreciation right related to an Option (a “Related SAR”) may be granted to a Grantee in tandem with an Option granted to such Grantee under this Plan. The terms of the Related SAR will be set out in the Award Agreement related to such Option.

(b)

Award after Option grant. Related SARs may be added to a previously granted Option that remains outstanding under the Plan on the date on which the Related SAR is to be added to that Option, provided that the Grantee and the Company agree in writing to amend the Award Agreement under which the Option was granted, to add the Related SAR.

(c)

Exercise of SAR in lieu of Option. If an Option (or a portion thereof) is exercisable under the terms of the Award Agreement, the Grantee of a Related SAR may, in lieu of exercising all or a portion of the related Option, elect to exercise the equivalent portion of the Related SAR, and surrender to the Company such Option, or portion thereof, in consideration for an amount (the “Option Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of the exercise of the Related SAR over the Exercise Price per Share of the related Option, multiplied by (ii) the number of Shares that would have been acquired if the Option (or portion thereof) had been exercised. The Related SAR or portion thereof will be exercised by giving written notice thereof to the Company at its principal place of business, in a form that is acceptable to the Committee.

(d)	Payment in cash or Shares. The Option Appreciation Amount may be paid in cash or Shares or a combination thereof, as determined by the Committee.

(e)

Calculation of payment in Shares. In the case of payment of an Option Appreciation Amount in Shares, the number of Shares will be calculated by dividing the portion of the Option Appreciation Amount to be paid in Shares by the Fair Market Value of a Share on the exercise date.

(f)

Limitation. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable or Shares issuable on the exercise of a Related SAR by including such a limit in the Award Agreement.

(g)

Withholding on cash payment. In the case of payment of all or a portion of the Option Appreciation Amount in cash, applicable withholding tax and source deductions may be withheld and remitted, in accordance with section 12.3, from the cash payment, either in respect of the cash portion of the Option Appreciation payment amount only or in respect of the entire Option Appreciation Amount.

(h)

Tax payment. To the extent required as a condition of exercise, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Related SAR and issuance of Shares.

(i)

Cancellation of Related SAR and related Option. For greater certainty, when a Grantee exercises all or a portion of a Related SAR in lieu of exercising all or a portion of the related Option, both the Related SAR and the related Option, or relevant portions thereof, shall be cancelled and cease to be of any force and effect.

5.3	Share Appreciation Right Unrelated to an Option

(a)

Grant. A grant of a share appreciation right unrelated to an Option (a “Free-Standing SAR”) gives the Grantee the right, subject to the terms of this Plan and the applicable Award Agreement, upon vesting as specified in the applicable Award Agreement, to receive from the Company an amount in respect of each Free-Standing SAR (the “Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of vesting of the Free-Standing SAR over the Fair Market Value of a Share on the Date of Grant of the Free-Standing SAR.

(b)	Value. The Free-Standing SAR will have zero value at the Date of Grant and the Grantee will have no right, claim or entitlement to any amount prior to the vesting date of the Free-Standing SAR.

(c)	Cash or Shares. The Appreciation Amount, if any, may be paid in cash or Shares or a combination thereof, as determined by the Committee.

(d)	Withholding on cash payment. In the case of payment of an Appreciation Amount in cash, applicable withholding tax and source deductions will be withheld and remitted in accordance with section 12.3.

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(e)

Calculation of payment in Shares. In the case of payment of an Appreciation Amount in Shares, the number of Shares will be calculated by dividing the total payment amount by the Fair Market Value of a Share on the date of vesting of the Free-Standing SAR.

(f)

Limitation. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable or Shares issuable with respect to any Free-Standing SAR by including such a limit in the applicable Award Agreement.

(g)

Tax payment. To the extent required to do so as a condition of the issuance of Shares, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the vesting of the Free-Standing SAR and issuance of Shares.

(h)

Cancellation of Free-Standing SAR. Upon payment of the Appreciation Amount, whether in cash or in Shares, the Free-Standing SAR will be cancelled and no further payment will be made under the Plan or any Award Agreement in respect of such Free-Standing SAR.

5.4	Restricted Share Unit

(a)

Grant. A grant of a Restricted Share Unit gives the Grantee the right to receive, on vesting, a specified number of Shares or Restricted Shares for each vested Restricted Share Unit. A grant of a Restricted Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Restricted Share Unit, that number of Shares or Restricted Shares having an aggregate Fair Market Value, on the date the Restricted Share Unit was granted, on the vesting date, or on such other date as is determined by the Committee at the time the Restricted Share Unit is granted, equal to a specified amount.

(b)

Eligible Persons. Restricted Share Units may only be granted to officers, employees or consultants of the Company. Subject to section 5.6(b), if an Eligible Person is a director and also an officer, employee or consultant to the Company, such Eligible Person shall be entitled to receive an Award of Restricted Share Units, and shall not be entitled to receive an Award of Deferred Share Units.

(c)

Vesting. Vesting of a Restricted Share Unit shall be subject to conditions, including without limitation, forfeiture provisions, sale restrictions, performance criteria, or other terms or conditions (the “Restrictions”) that the Committee determines in its sole discretion and as set out in the applicable Award Agreement. Immediately upon vesting, the Grantee shall be entitled to receive the Shares, Restricted Shares or cash, as the case may be.

(d)

Limitation. The Committee may, at the time a Restricted Share Unit is granted, provide a limitation on the amount payable or number of Shares or Restricted Shares issuable in respect of such Restricted Share Unit by including such a limit in the Award Agreement.

(e)

Settlement in cash. Notwithstanding the foregoing, the Committee may provide for the settlement of a Restricted Share Unit in cash, provided that the Award Agreement in respect of such Restricted Share Unit provides that all vesting and payments in respect of such Restricted Share Unit shall be completed, before the end of the third calendar year commencing after the calendar year in which the Grantee performed the services in respect of which the Restricted Share Units were granted.

(f)

Calculation of cash payment. Where a Restricted Share Unit is settled in cash, and the relevant Award Agreement does not specify an aggregate dollar amount, the amount of cash payable shall be equal to the Fair Market Value of the number of Shares the Grantee would have received if the Restricted Share Unit had been satisfied by the issuance of Shares, net of applicable withholding taxes and other source deductions.

(g)

Tax payment. Where a Restricted Share Unit is settled in Shares or Restricted Shares, to the extent required to do so as a condition of the issuance of Shares or Restricted Shares, the Grantee shall make full payment to the Company pursuant to Section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the vesting of the Restricted Share Unit and issuance of Shares or Restricted Shares.

(h)

Cancellation of Restricted Share Unit. Upon settlement of a Restricted Share Unit, whether in cash or in Shares, the Restricted Share Unit will be cancelled and no further payment will be made under the Plan or any Award Agreement in respect of such Restricted Share Unit.

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5.5	Restricted Share

(a)

Grant. A grant of a Restricted Share gives the Grantee Shares, issued on the applicable Date of Grant, subject to such Restrictions that the Committee determines in its sole discretion, subject to the provisions of this Plan, and as set out in the Award Agreement, including restrictions on the right to sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber the Restricted Share during the restricted period commencing on the applicable Date of Grant and ending at the date of vesting.

(b)

Forfeiture. Restrictions may include immediate and automatic forfeiture of the Restricted Shares to the Company for nil consideration upon the occurrence of certain events prior to the date of vesting, as set out in the applicable Award Agreement

(c)

Tax payment. Where required to do so as a condition of the issuance of Restricted Shares, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the issuance of the Restricted Shares.

(d)

Additional documents. The Award Agreement for the grant of a Restricted Share will set out any and all documents the Committee requires a Grantee to execute as a condition to the issuance of the Restricted Share. Such documents may include, but are not limited to, the appropriate blank share powers and an escrow agreement.

5.6	Deferred Share Unit

(a)

Grant. A grant of a Deferred Share Unit gives the Grantee the right to receive upon vesting at retirement, death or at some other point in time that the Committee determines in its sole discretion, a specified number of Shares for each vested Deferred Share Unit. A grant of a Deferred Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Deferred Share Unit, that number of Shares having an aggregate Fair Market Value equal to a specified amount on the date the Deferred Share Unit was granted, or on the vesting date, or such other date as is determined by the Committee at the time the Deferred Share Unit is granted. Vesting may be subject to Restrictions which the Committee determines in its sole discretion, subject to the provisions of this Plan, and as set out in the Award Agreement.

(b)

Eligible Persons. Deferred Share Units may only be granted to directors of the Company, including the Chairman of the Board, who are not also officers, employees or consultants of the Company, provided that a director who is also the Secretary of the Company may receive Deferred Share Units if such director does not otherwise participate in the daily management of the Company.

(c)

Limitation. The Committee may, at the time a Deferred Share Unit is granted, provide a limitation on the amount payable or number of Shares issuable in respect of such Deferred Share Unit by including such a limit in the Award Agreement.

(d)

Tax payment. To the extent required to do so as a condition of the issuance of Shares, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the vesting of the Deferred Share Unit and issuance of Shares.

(e)

Cancellation of Deferred Share Unit. Upon settlement of a Deferred Share Unit by the issuance of Shares, the Deferred Share Unit will be cancelled and no further payment will be made under the Plan or any Award Agreement in respect of such Deferred Share Unit.

5.7	Share Awards
A grant of a Share award gives the Grantee Shares or the right to receive Shares, subject to such terms and conditions, if any, as the Committee may determine in its sole discretion. Share awards may be made as additional compensation for services rendered by the Eligible Person or may be in lieu of cash or other compensation to which the Eligible Person is entitled from the Company.

ARTICLE 6 AWARD AGREEMENT

6.1	Award Agreement Terms
An Award Agreement will set out all the terms and conditions as applicable to that Award, including, but not limited to:

9

(a)	the name of the Grantee;
(b)	the number of Shares or the aggregate value of Shares to which the Award pertains;
(c)	the Exercise Price, if applicable;
(d)	the Term of the Award, subject to ARTICLE 9;
(e)	the time and method of exercise;
(f)	timing of vesting and any vesting criteria applicable to the Award;
(g)	whether Shares will be held in escrow;
(h)	whether any legends will be placed on the Shares, and what those legends will be;
(i)	all Restrictions on the Shares or Awards and the events or occurrences that will cause such Restrictions to lapse or expire;
(j)

any limitation on the Appreciation Amount or Option Appreciation Amount payable, or the number of Shares issuable, under a Related SAR or Free-Standing SAR, or any limitation on amounts payable or the number of Shares issuable under any other Award; or

(k)	any other terms or conditions the Committee determines, in its sole discretion, to be appropriate.

6.2	Failure to enter into Award Agreement
If a Grantee shall fail to execute an Award Agreement evidencing an Award, or any other documents the Committee deems necessary in connection with an Award, including but not limited to blank stock powers or an escrow agreement, within the time required by the Committee, the Award shall be null and void.

ARTICLE 7 ISSUANCE OF SHARE CERTIFICATES AND RIGHTS AS SHAREHOLDER

7.1	Upon Exercise or Vesting
As soon as reasonably practicable after the exercise in accordance with ARTICLE 5 of an Award that is an Option or Related SAR, or upon the vesting of a Free-Standing SAR, the vesting of a Restricted Share Unit that is to be settled by the issuance of Shares, the vesting of a Deferred Share Unit, or the vesting of a Share Award, but in no event later than March 15 of the year following the date of such exercise or vesting, the number of Shares to be issued to the Grantee will be duly issued as fully paid and non-assessable and such Grantee shall be registered on the books of the Company as the holder of that number of Shares. Until the issuance of such share certificate or evidence of book entry as holder of record of the Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option or Related SAR, or the vesting of the Free-Standing SAR, Restricted Share Unit, Deferred Share Unit, or Share Award, as the case may be. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued or the book entry is made, except as provided in ARTICLE 10 below.

7.2	Deposit of Restricted Shares in Escrow
At the discretion of the Committee, Shares issued as Restricted Shares shall be deposited together with the share powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise as set forth in the Award Agreement, upon delivery of the Shares to an escrow agent (which may be in the form of book entry), the Grantee shall have all the rights of a shareholder of the Company with respect to such Shares, including the right to vote and receive dividends or other distributions paid or made with respect to the Shares, subject to such escrow and forfeiture conditions as the Committee may determine in the Award Agreement. An Award Agreement for Restricted Shares may require an appropriate legend be placed on any Share certificates issued.

ARTICLE 8 TERM AND TRANSFERABILITY OF AWARDS

8.1	Non-Transferable
Any and all Options, Related SARs, Free-Standing SARs, Restricted Share Units, Restricted Shares, Deferred Share Units, and any Share award providing for the future issue of Shares are non-assignable and non-transferable. All Restricted Shares are non-transferable until the Restrictions on the Restricted Shares lapse in accordance with the terms of the applicable Award Agreement.

8.2	Term
Subject to section 9.4, each Award granted pursuant to this Plan shall, subject to early termination in accordance with ARTICLE 9 hereof, expire automatically on the expiry date of such Award as determined by the Committee which in no event may exceed ten years from the date of the original grant of the Award.

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ARTICLE 9 TERMINATION OF AWARDS

9.1	Termination of Awards
An Award held by a Grantee shall terminate and be cancelled without further consideration or payment to the Grantee at the earliest of the following dates:

(a)	the automatic expiry date as determined by section 8.2, subject to section 9.4;

(b)

where the Grantee’s position as an Eligible Person is removed or terminated for just cause, and the Grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity, the date of such termination for just cause;

(c)

in respect of Awards granted on or after October 20, 2010, where the Grantee is a consultant, and the consulting engagement is terminated for any reason, the date of termination of the consulting engagement, provided however, that if as at such date the only remaining vesting restriction is the passage of time, the Award will continue until such vesting restriction has lapsed and the appropriate number of Shares have been issued;

(d)

where the Grantee’s position as an Eligible Person, other than as a consultant in respect of Awards granted on or after October 20, 2010, terminates due to the death or Disability of the Grantee, one year following such termination; and

(e)

where the Grantee’s position as an Eligible Person, other than as a consultant in respect of Awards granted on or after October 20, 2010, terminates for a reason other than the Grantee’s Disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the Grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(i)
in the case of options originally granted to an Eligible Person in the capacity of a director or officer of the Company or an affiliate of the Company, one year after the date of Voluntary Termination; or

(ii)
in the case of options originally granted to an Eligible Person in the capacity of an employee or a consultant, such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Committee at the time the Award is granted, subject to extension by the Committee in its sole discretion, at any time during the duration of the Award, up to but not beyond one year following the date of Voluntary Termination. If no specific determination is made by the Committee at the time the Award is granted, the Committee shall be deemed to have made a determination of 30 days.

For greater certainty, sub-section (e) above shall apply to all Options held by officers of the Company as at October 20, 2010.

Termination for just cause, of a consulting engagement, due to death or Disability, or as a Voluntary Termination is referred to as an “Event of Termination”.

For the purposes of this Plan and all matters relating to Awards, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

Notwithstanding any of the foregoing in this section 9.1, this section 9.1 is subject to any written employment agreement, consulting agreement or other agreement to which the Company or an affiliate of the Company is a party with respect to the rights of such Grantee upon an Event of Termination or a Change of Control.

9.2	Exercise of Awards by Legal Heirs and Representatives, and Continuation of Vesting
Notwithstanding anything to the contrary contained in this Plan, until an Award terminates in accordance with section 9.1 above, following the death or Disability of the Grantee any Awards that require the Grantee to exercise the Awards to take effect shall remain exercisable by the Grantee’s legal heirs or legal representatives, and Awards shall continue to vest in accordance with any vesting schedule to which such Awards are subject.

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9.3	Deemed Non-Interruption of Employment
Employment shall be deemed to continue intact during any sick leave or other bona fide leave of absence unless and until the Grantee’s employment is officially terminated.

9.4	Blackout Period
(a) In the event that the expiry date specified for an Award in an Award Agreement that requires some action to be taken by the Grantee to effect the Award falls within a Blackout Period or within four business days of the end of a Blackout Period, such expiry date shall be deemed, for purposes of section 9.1(a) above, to be until 5:00 pm local time on the fifth business day following the end of such Blackout Period.

(b) In the event that the particular date used to determine the Fair Market Value of a Share for the purposes of calculating the number of Shares, the Appreciation Amount or the Option Appreciation Amount, as the case may be, a Grantee is entitled to receive under the terms of an Award Agreement falls during a Blackout Period, then that particular date used to calculate the number of Shares, the Appreciation Amount or the Option Appreciation Amount, as the case may be, will be the first business day after the Blackout Period ends.

ARTICLE 10 SUSPENSION, AMENDMENT OR TERMINATION

10.1	Authority of Committee to Suspend, Amend or Terminate Plan or Award Agreement
Subject to section 10.2, the Committee shall have the right at any time to suspend, amend or terminate this Plan and in any manner to amend any Award Agreement, subject to approval of any stock exchange on which the Shares are listed if required under the rules and policies of such stock exchange, including without limitation:

(a)

amendments of a “housekeeping nature”, including any amendment to the Plan, an Award Agreement or an Award that is necessary to comply with applicable laws, tax or accounting provisions or to reflect the requirements of any applicable regulatory bodies or stock exchanges and any amendment to the Plan, an Award Agreement or an Award to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein, as applicable;

(b)	amendments that are necessary for an Award to qualify for favourable treatment under applicable tax laws;

(c)	a change to the vesting provisions of any Award (including any alteration, extension or acceleration thereof);

(d)	a change to extend the Term of an Award held by an Eligible Person who is not an insider;

(e)

a change to the termination provisions of any Award (for example, relating to termination of employment or a consulting engagement, death or Disability,) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 9.4);

(f)

the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury, retain a broker and make payments for the benefit of Grantees to such broker who would purchase Common Shares through the facilities of the TSX for such Grantees; and

(g)

change the application of ARTICLE 11 (Adjustments) hereof, in particular, those provisions in section 11.3 (Mergers, Share Splits, Share Consolidations, etc.) and 11.9 (Acceleration of Vesting Schedule).

No Award Agreement shall be amended in a manner that would cause the holder of such Award to be subject to tax under Section 409A of the U.S. Internal Revenue Code.

10.2	Shareholder Approval Required
Notwithstanding section 10.1, the Committee shall not, without the approval of the shareholders of the Company, have the right to amend this Plan or an Award Agreement in order to:

(a)	increase the fixed maximum percentage of Shares issuable under the Plan, other than by virtue of ARTICLE 11 hereof;

(b)	increase the limits in sections 4.2 or 4.3;

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(c)	permit Awards to be transferable or assignable other than for normal estate settlement purposes;

(d)	increase the number of Shares which may be issued pursuant to any Award granted under this Plan (subject to any necessary adjustment pursuant to ARTICLE 11 hereof);

(e)

reduce the exercise price of any Option or Related SAR or Free-Standing SAR granted under this Plan then held by an insider (subject to any necessary adjustment pursuant to ARTICLE 11 hereof), including any cancellation for the purpose of reissuance of a new Option at a lower Exercise Price to the same Eligible Person, provided that the Grantee of such Award will be in no less favourable tax position after the reduction is made than the Grantee would have been in if such reduction had not occurred;

(f)	extend the Term of any Award granted under this Plan then held by an insider beyond the original term, except if such period is being extended by virtue of section 9.4 hereof; or

(g)	amend this section 10.2.

10.3	Vote of Insider Excluded
In calculating the votes of shareholders approving an amendment referred to in section 10.2(b), 10.2(e) or 10.2(f), the votes of the insiders benefiting from the amendment shall be excluded.

10.4	No Grant During Suspension of Plan
No Award may be granted during any suspension, or after termination, of the Plan.

ARTICLE 11 ADJUSTMENT

11.1	Adjustments of Shares
The number of Shares to be purchased by or granted to a Grantee under an Award Agreement may be adjusted, with respect to the then unexercised or unvested portion of an Award, by the Company from time to time (on the basis of such advice as the Company considers appropriate, including, if considered appropriate by the Company, a certificate of the auditors of the Company) in the events and in accordance with the provisions and rules set out below. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Committee, and any such determination will be binding on the Company, the Grantee and all other affected parties.

11.2	Stock Dividends
In the event that a dividend is declared upon the Shares payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Award payable in Shares shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining members entitled to receive such stock dividend.

11.3	Mergers, Share Splits, Share Consolidations, etc.
In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other securities of the Company or of another company, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, adjustments may be made, as the Committee in its discretion may deem equitable and appropriate to Awards previously granted, provided that the Grantees of those Awards will be in no less favourable tax position with respect to such Awards as a result of such adjustment, except with their consent.

11.4	Other Alterations
In the event that there is any change, other than as specified above in this ARTICLE 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, and the Committee determines that such change equitably requires an adjustment to be made in the number or kind of Shares then subject to Awards, then, provided that the Grantees of those Awards will be in no less favourable tax position with respect to such Awards as a result of such adjustment, except with their consent, such adjustment shall be made as so determined by the Committee, which adjustment shall be final and binding on all parties, subject only to any required approval of the Toronto Stock Exchange, or if the Shares are not then listed on the Toronto Stock Exchange, such other stock exchange having jurisdiction over the Company.

11.5	Adjustment of Exercise Price
In the case of any adjustment as provided for in this ARTICLE 11, the Exercise Price in respect of each Option, as applicable, for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, provided

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that the Grantees of such Options will be in no less favourable tax position with respect to such Options and any Related SAR, as a result of such adjustment, except with their consent.

11.6	Other Distributions
In the event that the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidence of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee determines that such action equitably requires an adjustment of any Awards such adjustment shall be made by the Committee and shall be effective and binding for all purposes, provided that the Grantees of those Awards will be in no less favourable tax position with respect to such Awards as a result of such adjustment, except with their consent.

11.7	No Fractional Shares

(a)

Nothing in this Plan, including any adjustment or substitution provided for in this ARTICLE 11, shall require the Company to issue a fractional Share in respect of any Award, and the number of Shares to be issued pursuant to, and the total substitution or adjustment with respect to, each Award shall be limited accordingly, with each fraction of a Share being rounded down to the next whole number.

(b)	Notwithstanding section 11.7(a), upon the exercise of any Award that can be paid in a combination that includes cash, any fractional share payable shall be made in cash.

11.8	Pre-Clearance by Exchange
All adjustments or substitutions provided for in this ARTICLE 11 are subject to the pre-clearance of the Toronto Stock Exchange, or if the Shares are not then listed on the Toronto Stock Exchange, then such other stock exchange having jurisdiction.

11.9	Acceleration of Vesting Schedule
The Committee shall have the right to accelerate the vesting schedule of any Award. Unless otherwise provided in an Award Agreement for a specific Award, upon a Change of Control, all Awards granted under this Plan, other than those granted to consultants on or after October 20, 2010, shall immediately vest, notwithstanding any contingent vesting provision to which such Awards may have otherwise been subject.

11.10	Determinations to be Made By Committee
Adjustments and determinations under this ARTICLE 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

ARTICLE 12 CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1	Compliance with Laws

(a)

Shares shall not be issued pursuant to Award unless the issuance and delivery of such Shares comply with all relevant provisions of law, including applicable securities laws, regulations, rules, instruments and policies, and the requirements of any stock exchange or over-the-counter market upon which the Shares may then be listed or otherwise traded.

(b)

In the event any Award requires an action to be taken by the Grantee, including but not limited to the exercise of an Option or Related SAR or Free-standing SAR, the action taken must also comply with all relevant provisions of law, including applicable securities laws, regulations, rules, instruments and policies, and the requirements of any stock exchange or over-the-counter market upon which the Shares may then be listed or otherwise traded.

12.2	Regulatory Approval to Issuance of Shares
The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

12.3	Withholding Taxes
For any Awards made to a Grantee, the Company shall have the authority to take reasonable steps for the deduction and withholding, or for the advance payment or reimbursement by the Grantee to the Company, of any taxes and other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Award or Award Agreement or any issuance of Shares. Without limiting the generality of the foregoing, the Company may, in its sole discretion:

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(a)

in the event of any Award under this Plan resulting in a payment to be made to the Grantee in cash, deduct and withhold therefrom an amount sufficient in its opinion to satisfy any and all withholding taxes and other source deductions;

(b)	deduct and withhold additional amounts from other cash remuneration or amount payable to a Grantee, whether or not such amount is related to the Plan or any Award Agreement;

(c)

require, as a condition of the issuance of Shares to a Grantee that the Grantee make a cash payment to the Company equal to the amount required to be withheld and remitted by the Company for the account of the Grantee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Grantee makes such payment to the Company for an amount in the Company’s opinion that would satisfy any and all such withholding taxes;

(d)

sell, on behalf of the Grantee, all or any portion of Shares otherwise deliverable to the Grantee in such manner, in such amounts and at such prices as the Company shall determine in its sole discretion, until the net proceeds of sale equal or exceed the amount which in the Company’s opinion would satisfy any and all withholding taxes and other source deductions for the account of the Grantee, and shall remit such amount of such withholding taxes to the appropriate governmental authorities and deliver any excess net proceeds to the Grantee.

ARTICLE 13 MISCELLANEOUS

13.1	Notices
All notices, requests, demands and other communications required or permitted to be given under this Plan and the Awards granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date the fax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his, her or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

13.2	Use of Proceeds
Proceeds from the sale of Shares pursuant to the Awards granted, if applicable, under this Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

13.3	No Obligation to Take Action
Grantees shall have no obligation to undertake any actions under this Plan, except to the extent to effect any Awards.

13.4	No Obligation to Retain Grantee
Nothing contained in this Plan shall obligate the Company or an Affiliate of the Company to retain a Grantee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or Affiliates of the Company to reduce such Grantee’s compensation.

13.5	Binding Agreement
The provisions of this Plan and each Award Agreement with a Grantee shall be binding upon such Grantee and the Grantee’s executors, administrators, heirs, successors and permitted assigns.

13.6	Use of Terms
Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

13.7	Headings
The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

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ARTICLE 14 DIRECTOR AND SHAREHOLDER APPROVALS

14.1	Adoption of Plan
This Plan has been approved and adopted by the Board effective November 10, 2010 and will be submitted to the shareholders of the Company for approval at the next annual general meeting of the Company. Shareholders who are insiders will be precluded from approving this Plan. Any Awards granted pursuant to this Plan prior to the date on which shareholder approval to the Plan is given may not be exercised until the Plan receives shareholder approval. Notwithstanding anything to the contrary contained in this Plan, upon implementation of this Plan, any stock options granted under the stock option plan approved by the shareholders of the Company on December 17, 2008, shall be subject to the terms and conditions of the applicable stock option agreement for those stock options or any other similar type of agreement between the optionholder and the Company that sets out the terms and conditions for such stock options, which agreement shall be deemed to be an Award Agreement under this Plan, and such stock options shall continue in full force and effect under this Plan.

14.2	Periodic Approval of Unallocated Shares
Every three years following the date this Plan is approved by shareholders, all unallocated Shares available for grant under this Plan must be approved by:

(a)	a majority of the Company’s directors and a majority of the Company’s independent directors; and

(b)	if required by a stock exchange on which the Shares are then listed, the Company’s shareholders.

HELIX BIOPHARMA CORP.

Per: ________
Authorized Signatory

EXHIBIT “B”
TO INFORMATION CICRCULAR OF
HELIX BIOPHARMA CORP. DATED NOVEMBER 10, 2010

HELIX BIOPHARMA CORP.
(the “Corporation”)

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES
(As approved October 20, 2010)

I.	Mandate
Pursuant to the Canada Business Corporations Act, the Board of Directors (the “Board”) is required to manage, or supervise the management of, the business and affairs of the Corporation.

The Board shall be responsible for the overall management, control and stewardship of the Corporation in accordance with good board practice and in compliance with all applicable laws.

In so doing, the Board shall be responsible for:

  satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Corporation;

  adopting a strategic planning process and approving a strategic plan, on at least an annual basis;

  identifying the principal risks of the Corporation and reviewing and assessing the internal controls and management information systems for managing such risks;

  succession planning, including senior management development and reviewing the performance of senior management against their annual objectives;

  adopting and periodically reviewing the Corporation’s disclosure and communication policies;

  developing the Corporation’s approach to corporate governance, and annually reviewing the Corporation’s corporate governance; and

  managing, or supervising the management of, the business and affairs of the Corporation.

II.	Board Independence
The Board shall ensure that adequate structures and processes are in place to facilitate its exercise of independent judgement in carrying out its responsibilities.

The majority of the Board should be Directors who are “independent” within the meaning of applicable securities laws.

The independent board members are encouraged to meet among themselves without the presence of the non-independent directors or management after every in-person Board meeting, and more often as they see fit. The independent directors shall convey to the Chair any issues that they determine of importance.

III.	Expectations and Responsibilities of each Director
Each Director is expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Board Committee of which the Director is a member, and to devote the necessary time and attention to effectively carry out the Director’s responsibilities as a director and, if applicable, such Committee member.

Every Director in exercising his or her powers and discharging his or her duties shall:

  act honestly and in good faith with a view to the best interests of the Corporation;

  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

  comply with all applicable laws and with the Corporation’s Articles and By-laws.

IV.	Nomination of Directors
Prior to nominating or appointing individuals as Directors, the Board will:

(a)	consider what competencies and skills the Board, as a whole, should possess;
(b)	assess what competencies and skills each existing Director possesses;
(c)	consider the appropriate size of the Board, with a view to facilitate decision-making; and
(d)	consider the advice and input of the Governance Committee.

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V.	Director Orientation and Continuing Education
The Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and to regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board Committee. The Board shall ensure that management updates are regularly provided to the Board in order that the knowledge and understanding of all Board members regarding the Corporation’s business remains current.

VI.	Committees of the Board of Directors
There are three standing committees of the Board: the Audit Committee, the Compensation Committee and the Governance Committee.

The Audit Committee assists the board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process and financial statements released to the public, (3) risk management including systems of accounting and financial controls, (4) appointing, overseeing and evaluating the work and independence of the external auditors, and (5) compliance with applicable legal and regulatory requirements. The Audit Committee has adopted a written charter that is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer.

The Compensation Committee sets and administers the policies and programs that govern compensation programs for directors and senior management of the Corporation. The Compensation Committee also provides oversight with regard to the Corporation’s various programs of compensation, including all incentive plans and equity compensation plans. The Compensation Committee has adopted a written charter that is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer.

The Governance Committee assists the board in its responsibilities relating to good corporate governance, and also recommends Board nominees. The Governance Committee has the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and to regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board Committee. The Governance Committee has adopted a written charter which is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer.

VII.	Matters Requiring Approval by the Board
The following matters shall require the approval of the Board (or the approval of a Board Committee to which the Board has delegated authority with respect to such matters):

  matters in respect of which Board approval is required by the Canada Business Corporations Act, by applicable securities legislation, policies and rules, or by applicable rules and policies of any stock exchange on which the Corporation’s securities are listed;

  all decisions which are outside of the ordinary course of the business of the Corporation (including, without limitation, major financings, major acquisitions, and major dispositions);

  the appointment of officers;

  matters referred to in this Board of Directors Mandate and Corporate Governance Guidelines as requiring Board approval; and

  such other matters as the Board may determine from time to time.

VIII.	Code of Business Conduct and Ethics
The Corporation has adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer. The Board shall be responsible for monitoring compliance with the Corporation’s Code of Business Conduct and Ethics. Any waivers from the Code for the benefit of any director or officer may be granted only by the Board.

IX.	Management
The Board expects management of the Corporation to conduct the business in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual goals of the Corporation set by the Board in consultation with management. As part of its annual strategic planning process, the Board will set expectations of management over the next financial year and in the context of the Corporation’s future goals. Each quarter, the Board will review management’s progress in meeting these expectations.

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X.	Stakeholder Feedback
The Board has the responsibility to verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally.

XI.	Assessments
At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution. Assessments will consider:

(a)	in the case of the Board or a Board Committee, its Mandate or Charter; and
(b)	in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.

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Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your PROXY FORM, please contact Helix BioPharma Corp.’s proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-8409
Collect Call Line (outside Canada and US) - 1-781-575-2168
Email: askus@georgeson.com

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